EXHIBIT 1

SCORPIO TANKERS INC. (NYSE: STNG)

As used herein, “we,” “us,” “our” and “the Company” all refer to Scorpio Tankers Inc and its subsidiaries. This management’s discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Nine Months Ended September 30, 2012 and September 30, 2011

General

We are a provider of marine transportation of petroleum products worldwide. We currently own and operate 12 tankers (one LR2, four LR1, one Handymax, five MR, and one post-Panamax) that have a weighted average age of 4.7 years compared to a weighted average age of 8.2 years for the global fleet as of the date of this report and time charter-in and operate 18 tankers (five Handymax, seven MR, three LR1 and three LR2, including six vessels we expect to be delivered to us in 2013), which we refer to collectively as our Operating Fleet. Since June 2011, we have entered into contracts with Hyundai Mipo Dockyard Co. Ltd. of South Korea, or HMD, for the construction of ten 52,000 deadweight tons, or dwt, product tankers for an aggregate purchase price of $363.4 million. Five of these Newbuilding vessels have been delivered to date. Three Newbuilding vessels are scheduled for delivery in the first half of 2013 and two are scheduled for delivery in January 2014. Following the delivery of the remaining five Newbuilding vessels, we will further increase the carrying capacity of our Operating Fleet by approximately 260,000 dwt and reduce the weighted average age of our owned fleet to 4.5 years, based upon dwt capacity.

We intend to continue to grow our fleet through timely and selective acquisitions of modern, high-quality tankers. We expect to focus future vessel acquisitions primarily on medium-sized product or coated tankers. However, we will also consider purchasing other classes of tankers if we determine that those vessels would, in our view, present favorable investment opportunities.

The following table presents summary information concerning our Operating Fleet as of the date of this report:

	Owned vessels Vessel Name	Year Built	DWT	Ice Class	Employment	Vessel type
1	STI Highlander	2007	37,145	1A	SHTP (1)	Handymax
2	STI Amber	2012	52,000	—	Spot	MR
3	STI Topaz	2012	52,000	—	SMRP (4)	MR
4	STI Ruby	2012	52,000	—	Spot	MR
5	STI Garnet	2012	52,000	—	Spot	MR
6	STI Onyx	2012	52,000	—	Spot	MR
7	Noemi	2004	72,515	—	SPTP (2)	LR1
8	Senatore	2004	72,514	—	SPTP (2)	LR1
9	STI Harmony	2007	73,919	1A	SPTP (2)	LR1
10	STI Heritage	2008	73,919	1A	SPTP (2)	LR1
11	Venice	2001	81,408	1C	SPTP (2)	Post-Panamax
12	STI Spirit	2008	113,100	—	SLR2P (3)	LR2

	Total owned DWT		784,520

							Time Charter Info
	Time Chartered-In vessels Vessel Name	Year Built	DWT	Ice Class	Employment	Vessel type	Daily Base Rate	Expiry (5)
13	Kraslava	2007	37,258	1B	SHTP (1)	Handymax	$12,070	26-Jul-13 (6)
14	Krisjanis Valdemars	2007	37,266	1B	SHTP (1)	Handymax	$12,000	14-Jun-13 (7)
15	Histria Azure	2007	40,394	—	SHTP (1)	Handymax	$12,000	06-Apr-13 (8)
16	Histria Coral	2006	40,426	—	SHTP (1)	Handymax	$13,000	17-Jul-13 (9)
17	Histria Perla	2005	40,471	—	SHTP (1)	Handymax	$13,000	15-Jul-13 (9)
18	Endeavour	2004	46,102	—	SMRP (4)	MR	$11,525	16-Jan-13 (10)
19	STX Ace 6	2007	46,161	—	SMRP (4)	MR	$14,150	17-May-14 (11)
20	Pacific Duchess	2009	46,697	—	Spot	MR	$13,800	17-Mar-13 (12)
21	Targale	2007	49,999	—	SMRP (4)	MR	$14,500	17-May-14 (13)
22	Freja Lupus	2012	50,385	—	SMRP (4)	MR	$14,760	26-Apr-14 (14)
23	Valle Bianca	2007	50,633	—	SMRP (4)	MR	$12,000	15-Feb-13 (15)
24	Gan-Trust	2013	51,561	—	SMRP (4)	MR	$16,250	01-Jan-16 (16)
25	SN Federica	2003	72,344	—	SPTP (2)	LR1	$11,250	01-Jan-15 (17)
26	Hellespont Promise	2007	73,669	—	SPTP (2)	LR1	$12,500	01-Jan-14 (18)
27	FPMC P Eagle	2009	73,800	—	SPTP (2)	LR1	$12,800	09-Sep-13 (19)
28	FPMC P Hero	2011	99,995	—	SLR2P (3)	LR2	$14,750	15-Oct-13 (20)
29	FPMC P Ideal	2012	99,993	—	SLR2P (3)	LR2	$14,750	01-Jul-13 (20)
30	Fair Seas	2008	115,406	—	SLR2P (3)	LR2	$16,000	01-Jul-13 (21)

	Total time chartered-in DWT		1,072,560

	Newbuildings currently under construction (22)
	Vessel Name		DWT			Vessel type
31	Hull 2361		52,000			MR
32	Hull 2362		52,000			MR
33	Hull 2369		52,000			MR
34	Hull 2389		52,000			MR
35	Hull 2390		52,000			MR

	Total newbuilding DWT		260,000

	Total DWT		2,117,080

(1)	This vessel operates in or is expected to operate in the Scorpio Handymax Tanker Pool (SHTP). SHTP is operated by Scorpio Commercial Management (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in or is expected to operate in Scorpio Panamax Tanker Pool (SPTP). SPTP is operated by SCM. SPTP is a related party to the Company.
(3)	This vessel operates in or is expected to operate in the Scorpio LR2 Pool (SLR2P). SLR2P is operated by SCM. SLR2P is a related party to the Company.
(4)	This vessel operates in or is expected to operate in the Scorpio MR Pool (SMRP). SMRP is operated by SCM. SMRP is a related party to the Company.
(5)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(6)	We have an option to extend the charter for an additional year at $13,070 per day.
(7)	We have an option to extend the charter for an additional year at $13,000 per day. The agreement also contains a 50% profit and loss sharing provision whereby we split all of the vessel’s profits and losses above or below the daily base rate with the vessel’s owner.
(8)	We have an option to extend the term of the charter for an additional year at $13,650 per day.
(9)	Represents the average rate for the two year duration of the agreement. The rate for the first year is $12,750 per day and the rate for the second year is $13,250 per day. We have an option to extend the charter for an additional year at $14,500 per day.
(10)	We have options for the Company to extend the charter for up to two consecutive six month periods at $13,750 and $14,800 per day, respectively.
(11)	We have an option to extend the charter for an additional year at $15,150 per day.
(12)	We have an option for the Company to extend the charter for an additional year at $14,800 per day.
(13)	We have options to extend the charter for up to three consecutive one year periods at $14,850 per day, $15,200 per day and $16,200 per day, respectively.
(14)	We have an option to extend the charter for an additional year at $16,000 per day.
(15)	We have an option to extend the charter for an additional six months at $13,000 per day.
(16)	This vessel is a sister ship of our Newbuilding vessels, is currently under construction and is expected to be delivered from the shipyard in January 2013. The daily base rate represents the average rate for the three year duration of the agreement. The rate for the first year is $15,750 per day, the rate for the second year is $16,250 per day, and the rate for the third year is $16,750 per day. We have options to extend the charter for up to two consecutive one year periods at $17,500 per day and $18,000 per day, respectively.
(17)	We have an option to extend the charter for an additional year at $12,500 per day. We have also entered into an agreement with the owner whereby we split all of the vessel’s profits above the daily base rate. This vessel is expected to be delivered in January 2013.
(18)	We have an option to extend the charter for an additional six months at $14,250 per day. This vessel is expected to be delivered in January 2013.
(19)	We have options to extend the charter for up to two consecutive one year periods at $13,400 per day and $14,400 per day, respectively. We have also entered into an agreement with a third party whereby we split all of the vessel’s profits and losses above or below the daily base rate.
(20)	We have options to extend the charters for three consecutive six month periods at $15,000 per day, $15,250 per day, and $15,500 per day respectively. FPMC P Hero is expected to be delivered in April 2013 and FPMC P Ideal is expected to be delivered in January 2013.
(21)	We have options to extend the charter for three consecutive six month periods at $16,250 per day, $16,500 per day, and $16,750 per day respectively. This vessel is expected to be delivered in January 2013.
(22)	These Newbuilding vessels are being constructed at HMD. Three vessels are expected to be delivered between January 2013 and April 2013, and the remaining two are expected to be delivered in January 2014.

RECENT DEVELOPMENTS

In November 2012, we entered into time charter-in agreements for two LR1 tankers, SN Federica and Hellespont Promise and a LR2 tanker, Fair Seas. SN Federica will be chartered-in for two years at $11,250 per day. We have an option to extend the charter for an additional year at $12,500 per day. Additionally, we have entered into a profit sharing arrangement whereby 50% of the profits above the charterhire rate will be shared with the owner of the vessel. Hellespont Promise will be chartered-in for a one year period at $12,500 per day. We have an option to extend the charter for an additional six months at $14,250 per day. Fair Seas will be chartered-in for a six month period at $16,000 per day. We have an option to extend the charter for three consecutive six month periods at $16,250 per day, $16,500 per day and $16,750 per day. All three vessels are expected to be delivered in January 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following presentation of management’s discussion and analysis of results of operations and financial condition should be read in conjunction with our unaudited condensed consolidated financial statements, accompanying notes thereto and other financial information, appearing elsewhere in this filing. The unaudited condensed consolidated financial statements as of September 30, 2012 and for the nine month periods ended September 30, 2012 and 2011 have been prepared in accordance with International Accounting Standards IAS 34 Interim Financial Reporting, or IAS 34. The unaudited condensed consolidated financial statements are presented in U.S. Dollars unless otherwise indicated. Any amounts converted from another non-U.S. currency to U.S. Dollars in this filing are at the rate applicable at the relevant date or the average rate during the applicable period or to the extent it relates to the balance sheet at the balance sheet date.

OVERVIEW

Scorpio Tankers Inc. was incorporated on July 1, 2009 in the Republic of the Marshall Islands pursuant to the Marshall Islands Business Corporations Act. Our principal executive offices are located at 9 Boulevard Charles III, Monaco 98000 (telephone number +377-9798-5716) and at 150 East 58th Street, New York, NY 10155 (telephone number +1-212-542-1616). Our stock has traded on the New York Stock Exchange (NYSE) under the symbol STNG since our initial public offering in April 2010.

We generate revenues by charging customers for the transportation of their crude oil and other petroleum products using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:

•	Voyage charters, which are charters for short intervals that are priced on current, or “spot,” market rates.

•

Time charters, which are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates.

•

Commercial Pools, whereby we participate with other shipowners to operate a large number of vessels as an integrated transportation system, which offers customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools negotiate charters primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and contracts of affreightment (described below), thus generating higher effective time charter equivalent, or TCE, revenues than otherwise might be obtainable in the spot market.

For all types of vessels in contractual relationships, we are responsible for crewing and other vessel operating costs for our owned vessels and the charter hire expense for vessels that we time charter-in.

The table below illustrates the primary distinctions among these different employment arrangements and expenses:

	Voyage Charter	Time Charter	Commercial Pool
Typical contract length	Single voyage	One year or more	Varies
Hire rate basis(1)	Varies	Daily	Varies
Voyage expenses(2)	We pay	Customer pays	Pool pays
Vessel operating costs for owned vessels(3)	We pay	We pay	We pay
Charterhire expense for vessels chartered-in(3)	We pay	We pay	We pay
Off-hire(4)	Customer does not pay	Customer does not pay	Pool does not pay

(1)	“Hire rate” refers to the basic payment from the charterer for the use of the vessel.
(2)	“Voyage expenses” refers to expenses incurred due to a vessel’s traveling, such as fuel (bunker) cost, port expenses, agents’ fees, canal dues, extra war risk insurance, and commissions.
(3)	Defined below under “ – Important Financial and Operational Terms and Concepts.”
(4)	“Off-hire” refers to the time a vessel is not available for service due primarily to scheduled and unscheduled repairs or drydockings.

As of September 30, 2012, certain of our owned and time chartered-in vessels (Venice, Senatore, Noemi, STI Harmony, STI Heritage, STI Highlander, STI Spirit, Krisjanis Valdemars, Kraslava, Histria Azure, Histria Perla, Histria Coral, Targale, STX Ace 6, Freja Lupus, Endeavour and Valle Bianca) were operating in pools managed by SCM. As of September 30, 2012, Pacific Duchess, FPMC P Eagle, STI Amber, STI Topaz, STI Ruby, STI Garnet, and STI Onyx were trading in the spot market.

IMPORTANT FINANCIAL AND OPERATIONAL TERMS AND CONCEPTS

We use a variety of financial and operational terms and concepts. These include the following:

Vessel revenues. Vessel revenues primarily include revenues from time charters, pool revenues and voyage charters (in the spot market). Vessel revenues are affected by hire rates and the number of days a vessel operates. Vessel revenues are also affected by the mix of business between vessels on time charter, vessels in pools and vessels operating on voyage charter. Revenues from vessels in pools and on voyage charter are more volatile, as they are typically tied to prevailing market rates.

Voyage charters. Voyage charters or spot voyages are charters under which the customer pays a transportation charge for the movement of a specific cargo between two or more specified ports. The shipowner pays all voyage expenses and vessel operating costs unless the vessel to which the charter relates has been time chartered-in.

Voyage expenses. Voyage expenses primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions paid by us under voyage charters. These expenses are subtracted from voyage charter revenues to calculate time charter equivalent revenues.

Vessel operating costs. We are responsible for vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees. The two largest components of our vessel operating costs are crews, and repairs and maintenance. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydocking. Please read “Drydocking” below. We expect these expenses to increase as our fleet matures and to the extent that it expands.

Additionally, these costs include technical management fees that we paid to Scorpio Ship Management, or SSM, which is controlled by the Lolli-Ghetti family. Pursuant to our technical management agreement, SSM provides us with technical services and we provide them with the ability to subcontract technical management of our vessels with our approval. We believe our technical management fees for the nine months ended September 30, 2012 and September 30, 2011 were at market rates because they are the same rates as those charged to third-party vessels managed by SSM.

Charterhire. Charterhire is the amount we pay the owner for time chartered-in vessels. The amount is usually for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates. The vessel’s owner is responsible for crewing and other vessel operating costs

Drydocking. We periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, each vessel is drydocked every 30 months to 60 months. We capitalize a substantial portion of the costs incurred during drydocking and amortize those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. We immediately expense costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.

Depreciation. Depreciation expense typically consists of:

•	charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of the vessels; and

•	charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking.

Time charter equivalent (TCE) revenue or rates. We report time charter equivalent, or TCE revenues, a non-IFRS measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable IFRS measure, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors. TCE revenue is vessel revenue less voyage expenses, including bunkers and port charges. The TCE rate achieved on a given voyage is expressed in U.S. dollars/day and is generally calculated by taking TCE revenue and dividing that figure by the number of revenue days in the period.

The following table reflects our TCE rates. For a reconciliation of TCE revenue, deduct voyage expenses from revenue on our Statement of Profit or Loss:

	For the year ended December 31,		For the nine months ended September 30,
	2011	2010	2012	2011

Average Daily Results
Time charter equivalent per day	$12,898	$16,213	$12,719	$13,304
Vessel operating costs per day(1)	7,581	8,166	7,690	7,707

Aframax/LR2
TCE per revenue day - pool	$14,849	$12,460	$10,940	$14,789
TCE per revenue day - time charters	15,457	—	—	15,457
Vessel operating costs per day(1)	6,960	8,293	8,622	7,066

Panamax/LR1
TCE per revenue day - pool	$12,876	$15,213	$14,661	$13,666
TCE per revenue day - spot	—	2,839	11,238	—
TCE per revenue day - time charters	23,962	22,729	—	23,921
Vessel operating costs per day(1)	7,891	8,189	7,783	7,928

MR
TCE per revenue day - pool	$—	$—	$9,445	$—
TCE per revenue day - spot	12,092	—	11,513	12,053
Vessel operating costs per day(1)	6,748	—	7,338	7,116

Handymax
TCE per revenue day - pool	$11,343	$9,965	$12,864	$11,587
TCE per revenue day - spot	—	8,077	11,894	—
Vessel operating costs per day(1)	7,619	8,107	7,414	7,746

Fleet data
Average number of owned vessels	11.29	6.19	10.43	11.05
Average number of time chartered-in vessels	4.95	0.06	8.43	3.96

Drydock
Expenditures for drydock	$2,624,094	$974,430	$—	$1,919,525

(1)	Vessel operating costs per day represent vessel operating costs divided by the number of days the vessel is owned during the period.

Revenue days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs or drydockings. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to show changes in net vessel revenues between periods.

Average number of vessels. Historical average number of vessels consists of the average number of vessels that were in our possession during a period. We use average number of vessels primarily to highlight changes in vessel operating costs and depreciation and amortization.

Contract of affreightment. A contract of affreightment, or COA, relates to the carriage of specific quantities of cargo with multiple voyages over the same route and over a specific period of time which usually spans a number of years. A COA does not designate the specific vessels or voyage schedules that will transport the cargo, thereby providing both the charterer and shipowner greater operating flexibility than with voyage charters alone. The charterer has the flexibility to determine the individual voyage scheduling at a future date while the shipowner may use different vessels to perform these individual voyages. As a result, COAs are mostly entered into by large fleet operators, such as pools or shipowners with large fleets of the same vessel type. All of the ship’s operating, voyage and capital costs are borne by the shipowner while the freight rate normally is agreed on a per cargo ton basis.

Commercial pools. To increase vessel utilization and revenues, we participate in commercial pools with other shipowners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market while providing a higher level of service offerings to customers.

Operating days. Operating days are the total number of available days in a period with respect to the owned vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to our owned vessels, not our chartered-in vessels.

ITEMS YOU SHOULD CONSIDER WHEN EVALUATING OUR RESULTS

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

Our vessel revenues are affected by cyclicality in the tanker markets. The cyclical nature of the tanker industry causes significant increases or decreases in the revenue we earn from our vessels, particularly those vessels we trade in the spot market. We employ a chartering strategy to capture upside opportunities in the spot market while using fixed-rate time charters to reduce downside risks, depending on SCM’s outlook for freight rates, oil tanker market conditions and global economic conditions. Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of, and demand for, tanker capacity. The supply of tanker capacity is influenced by the number and size of new vessels built, vessels scrapped, converted and lost, the number of vessels that are out of service, and regulations that may effectively cause early obsolescence of tonnage. The demand for tanker capacity is influenced by, among other factors:

•	global and regional economic and political conditions;

•	increases and decreases in production of and demand for crude oil and petroleum products;

•	increases and decreases in OPEC oil production quotas;

•	the distance crude oil and petroleum products need to be transported by sea; and

•	developments in international trade and changes in seaborne and other transportation patterns.

Tanker rates also fluctuate based on seasonal variations in demand. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance that is typically conducted in the summer months. In addition, unpredictable weather patterns during the winter months in the northern hemisphere tend to disrupt vessel routing and scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months. As a result, revenues generated by our vessels have historically been weaker during the quarters ended June 30 and September 30 and stronger in the quarters ended March 31 and December 31.

Our general and administrative expenses were affected by the commercial management and administrative services agreements we entered into in 2009 and costs incurred from being a public company. SCM and our Administrator, Scorpio Services Holding (“SSH”) are companies controlled by the Lolli-Ghetti family of which our founder, Chairman and Chief Executive Officer is a member. In December 2009, we entered into a commercial management agreement with SCM and an administrative services agreement with Liberty, a company controlled by the Lolli-Ghetti family. On March 13, 2012, Liberty assigned its interests and obligations in the administrative services agreement to SSH. The effective date of the novation was November 9, 2009, the date that we first entered into the agreement with Liberty. We pay fees under our commercial management agreement, which are identical to what SCM charges to its pool participants, including third-party owned vessels. We reimburse our Administrator for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. We also pay our Administrator a fee for arranging vessel purchases and sales for us equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. We believe this 1% fee on purchases and sales is customary in the tanker industry. In addition, we continue to incur general and administrative expenses related to our being a publicly traded company, including, among other things, costs associated with reports to shareholders, filings with the U.S. Securities Exchange Commission, investor relations, New York Stock Exchange fees and tax compliance expenses.

RESULTS OF OPERATIONS

The following tables separately present our operating results for the nine months ended September 30, 2012 and 2011.

	For the nine months ended September 30,			Percentage
	2012	2011	Change	Change
Vessel revenue	$84,017,287	$59,468,005	$24,549,282	41%
Vessel operating costs	(22,158,410)	(23,330,876)	1,172,466	5%
Voyage expenses	(18,538,888)	(4,147,621)	(14,391,267)	(347%)
Charterhire	(29,479,223)	(15,536,259)	(13,942,964)	(90%)
Depreciation	(10,213,008)	(13,434,476)	3,221,468	24%
Loss from sale of vessels	(10,403,524)	—	(10,403,524)	N/A
General and administrative expenses	(8,554,521)	(8,612,061)	57,540	1%
Financial expenses	(6,582,928)	(5,360,447)	(1,222,481)	(23%)
Earnings from profit or loss sharing agreements	285,773	—	285,773	N/A
Unrealized gain on derivative financial instruments	38,224	—	38,224	N/A
Financial income	5,674	49,842	(44,168)	(89%)
Total other expenses, net	(72,504)	(137,128)	64,624	47%

Net Loss	$(21,656,048)	$(11,041,021)	$(10,615,027)	(96%)

Net loss. Net loss for the nine months ended September 30, 2012 was $21.7 million, an increase of $10.7 million, or 96%, from a net loss of $11.0 million for the nine months ended September 30, 2011. The differences between the two periods are discussed below.

Vessel revenue. Revenue for the nine months ended September 30, 2012 was $84.0 million, an increase of $24.5 million, or 41%, from revenue of $59.5 million for the nine months ended September 30, 2011. The following table summarizes our revenue:

	For the Nine Months Ended September 30,			Percentage
	2012	2011	Change	Change
Owned vessels
Time charter revenue	$—	$7,642,109	$(7,642,109)	(100%)
Pool revenue	28,987,158	30,214,865	(1,227,707)	(4%)
Voyage revenue	21,101,028	7,316,253	13,784,775	188%
Time chartered-in vessels
Pool revenue	21,115,760	14,294,778	6,820,982	48%
Voyage revenue	12,813,341	—	12,813,341	N/A

	$84,017,287	$59,468,005	$24,549,282	41%

Owned vessels – Time charter revenue. There were no owned vessels on time charter for the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011 where Noemi and STI Spirit were employed on time charters for a total of 345 days.

Owned vessels – Pool revenue. The decrease in pool revenue of $1.2 million or 4% on the Company’s owned vessels was primarily the result of a decrease in the number of pool revenue days for the nine months ended September 30, 2012 and 2011 to 2,085 from 2,318, respectively. This was a result of STI Conqueror, STI Matador, and STI Gladiator leaving the pool and operating in the spot market before subsequently being sold in March 2012, April 2012 and May 2012. The decrease in pool revenue days from these vessels sales however was partially offset by (i) Noemi, which was on time charter during the nine months ended September 30, 2011 and operated in the pool during the nine months ended September 30, 2012 and (ii) an overall improvement in the daily earnings of the pool.

Owned vessels – Voyage revenue. The increase in voyage revenue of $13.8 million or 188% on the Company’s owned vessels was primarily the result of an increase in the number of days that our vessels operated in the spot market for the nine months ended September 30, 2012 and 2011 to 753 from 266 days, respectively. This increase was attributable to STI Coral, STI Diamond, STI Conqueror, STI Gladiator and STI Matador (prior to subsequently being sold) along with the first five Newbuilding vessels operating in the spot market for 753 days during the nine months ended September 30, 2012 while STI Coral and STI Diamond operated in the spot market for 266 days during the nine months ended September 30, 2011.

Time chartered-in vessels – Pool revenue. The increase in pool revenue for time chartered-in vessels of $6.8 million, or 48% for the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011 was primarily due to an increase in the number of pool revenue days to 1,732 from 1,231. During the nine months ended September 30, 2012, Krisjanis Valdemars, Kraslava, Histria Azure, Kazdanga, Histria Perla, Histria Coral, Khawr Aladid, Targale, STX Ace 6, Freja Lupus, Endeavour and Valle Bianca were time chartered-in and operated in the pools for 1,732 days. During the nine months ended September 30, 2011, BW Zambesi, Krisjanis Valdemars, Kraslava, Histria Azure, Kazdanga, Histria Coral and Histria Perla were time chartered-in and operated in the pools for 1,231 days.

Time chartered-in vessels – Voyage revenue. The increase in voyage revenue for time chartered-in vessels of $12.8 million for the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011 was due to an increase in time chartered-in vessels, Pacific Duchess, STX Ace 6, Targale, Freja Lupus, FPMC P Eagle, Endeavour and Valle Bianca operating in the spot market for 579 days. There were no time chartered-in vessels operating in the spot market during the nine months ended September 30, 2011.

Vessel operating costs. Vessel operating costs for the nine months ended September 30, 2012 were $22.2 million, a decrease of $1.2 million or 5%, from $23.3 million during the nine months ended September 30, 2011. The decrease was the result of the sales of STI Conqueror, STI Gladiator and STI Matador in 2012 which resulted in a decrease of 512 operating days for these vessels during the nine months ended September 30, 2012 versus the same period of the prior year. This was offset by additional operating days of STI Diamond and STI Coral which had 477 operating days during the nine months ended September 30, 2012 compared to 266 operating days during the nine months ended September 30, 2011 as the vessels were acquired in May 2011 and sold in August and September 2012, respectively.

Voyage expenses. Voyage expenses for the nine months ended September 30, 2012 were $18.5 million, an increase of $14.4 million, or 347%, from $4.1 million during the nine months ended September 30, 2011. The increase was primarily due to an increase in the number of days vessels operated in the spot market. There were 1,332 spot voyage days (owned and time chartered-in) during the nine months ended September 30, 2012 as compared to 266 days during the nine months ended September 30, 2011.

Charterhire. Charterhire expense for the nine months ended September 30, 2012 was $29.5 million, an increase of $13.9 million, or 90%, from $15.5 million during the nine months period ended September 30, 2011. The increase was the result of an increase in the average number of chartered-in vessels to 8.43 from 3.96 during the nine months ended September 30, 2011. Krisjanis Valdemars, Kraslava, Histria Azure, Kazdanga, Histria Perla, Histria Coral, Khawr Aladid, Pacific Duchess, Targale, STX Ace 6, Freja Lupus, FPMC P Eagle, Endeavour, and Valle Bianca were chartered-in during the nine months ended September 30, 2012 as compared to the Krisjanis Valdemars, Kraslava, Histria Azure, BW Zambesi, Histria Perla, Histria Coral, and Kazdanga during the nine months ended September 30, 2011.

Depreciation. Depreciation expense for the nine months ended September 30, 2012 was $10.2 million, a decrease of $3.2 million or 24%, from $13.4 million during the nine months ended September 30, 2011. The decrease was a result of (i) a $66.6 million impairment charge recorded at December 31, 2011 which decreased the depreciable basis of the Company’s vessels and (ii) a decrease in the number of owned vessels to 10.43 from 11.05 which was driven by the sales of STI Conqueror in March 2012, STI Matador in April 2012, STI Gladiator in May 2012, STI Diamond in August 2012, and STI Coral in September 2012, offset by the delivery of the five Newbuildings between July 2012 to September 2012.

Loss from sale of vessels. Loss from sale of vessels for the nine months ended September 30, 2012 was $10.4 million. This loss is related to the sales of STI Conqueror, STI Matador, STI Gladiator, STI Coral, and STI Diamond during the nine months ended September 30, 2012.

General and administrative expenses. General and administrative expenses for the nine months ended September 30, 2012 were $8.6 million, a decrease of $0.1 million, or 1%, from the nine months ended September 30, 2011. These costs remained relatively stable as there were no significant changes in our overhead structure on a period over period basis.

Financial expenses. Financial expenses for the nine months period ended September 30, 2012 were $6.6 million, an increase of $1.2 million, or 23%, from $5.4 million during the nine months ended September 30, 2011. The increase in the nine months ended September 30, 2012 was primarily driven by the $3.0 million write-off of deferred financing fees relating to the 2011 Credit Facility offset by an increase in capitalized interest expense of $2.6 million related to our vessels under construction, in addition to several changes to the Company’s credit facilities that affect all the components of financial expenses. These changes are further described below under Long-Term Debt Obligations and Credit Arrangements.

Financial expenses for the nine months ended September 30, 2012 consisted of interest expense of $1.8 million, commitment fees of $0.8 million on the undrawn portions of the 2010 Revolving Credit Facility and 2011 Credit Facility, deferred financing fee amortization of $0.8 million, deferred financing fee write-off of $3.0 million and other costs of $0.2 million.

Financial expenses for the nine months ended September 30, 2011 consisted of interest expense of $4.0 million, commitment fees of $0.6 million on the undrawn portion of the 2011 Credit Facility, deferred financing fee amortization of $0.7 million and other costs of $0.1 million.

Earnings from profit or loss sharing agreements and unrealized gains on derivative financial instruments. Earnings from profit or loss sharing agreements and unrealized gains on derivative financial instruments consist of earnings from profit and loss agreements with third parties relating to time chartered-in vessels and the fair value movements on these arrangements. There were no similar agreements for the comparative period.

Results of operations — segment analysis

LR2 segment

The following table summarizes vessel operations for our LR2 segment:

LR2 segment	For the nine months ended September 30			Percentage
	2012	2011	Change	Change
Vessel revenue	$4,029,248	$4,085,847	$(56,599)	(1%)
Vessel operating costs	(2,372,602)	(1,929,071)	(443,531)	(23%)
Charterhire	(1,286,527)	—	(1,286,527)	N/A
Depreciation	(1,133,441)	(1,550,249)	416,808	27%
General and administrative expenses	(71,654)	(95,012)	23,358	25%
Financial expenses	(851,844)	(536,457)	(315,387)	(59%)
Other expenses, net	(8,152)	(131,849)	123,697	94%

Segment loss	$(1,694,972)	$(156,791)	$(1,538,181)	(981%)

Time charter revenue per day	$—	$15,457	$(15,457)	(100%)
Pool revenue per day	10,940	14,789	(3,848)	(26%)
Operating costs per day	8,622	7,066	(1,556)	(22%)

Time charter revenue days	—	72	(72)	(100%)
Pool revenue days	368	201	167	83%
Operating days	274	273	1	0%

Average number of owned vessels	1.00	1.00	—	0%
Average number of time chartered-in vessels	0.39	—	—	N/A

Vessel Revenue. Vessel revenue for the nine months ended September 30, 2012 was $4.0 million, a decrease of $0.1 million or 1% from the nine months ended September 30, 2011. In October 2011, we took delivery of a 2006 built LR2 product tanker, Khawr Aladid, on a six month time charter-in agreement which expired in April 2012. As such, for the nine months ended September 30, 2012, the LR2 segment includes STI Spirit and Khawr Aladid for 368 total revenue days as opposed to only STI Spirit during the nine months ended September 30, 2011 for 273 total revenue days. This increase in revenue days was offset by a decrease in daily TCE which is the result of repairs on STI Spirit in June 2012 and a subsequent positioning voyage which negatively affected the vessel earnings.

Vessel operating costs. Vessel operating costs for the nine months ended September 30, 2012 were $2.4 million, an increase of $0.4 million, or 23%, from the nine months ended September 30, 2011. On a daily basis, operating costs for the nine months ended September 30, 2012 increased $1,556 per day, or 22% from the nine months ended September 30, 2011. This was a result of unplanned repairs on STI Spirit during the nine months ended September 30, 2012.

Charterhire. Charterhire expense for the nine months ended September 30, 2012 was $1.3 million, an increase of $1.3 million from the nine months ended September 30, 2011. This increase was driven by the time chartered-in vessel, Khawr Aladid, which was delivered in October 24, 2011, on a six month arrangement that expired in April 2012. There were no time chartered-in vessels during the nine months ended September 30, 2011.

Depreciation. Depreciation expense for the nine months ended September 30, 2012 was $1.1 million, a decrease of $0.4 million, or 27%, from the nine months ended September 30, 2011. This was a result of an impairment charge that was recorded in December 2011 which reduced the depreciable basis of STI Spirit.

Financial expense. Financial expense for the nine months ended September 30, 2012 was $0.9 million, an increase of $0.3 million or 59% from the nine months ended September 30, 2011. Financial expense for the LR1 segment represents interest for the STI Spirit Credit Facility, which was signed and drawn in March 2011; therefore, the nine months ended September 30, 2012 represents nine months of interest expense as opposed to approximately six months of interest expense during the nine months ended September 30, 2011.

Other expenses, net. Other expenses, net for the nine months ended September 30, 2012 was $8,152, a decrease of $0.1 million or 94% from the nine months ended September 30, 2011. This decrease was driven by the write-off of the fair value of vessel purchase options that were acquired with STI Spirit in September 2011.

Panamax/LR1 segment

The following table summarizes vessel operations for our Panamax/LR1 segment

Panamax/LR1 segment	For the nine months ended September 30			Percentage
	2012	2011	Change	Change
Vessel revenue	$20,770,920	$24,505,980	$(3,735,060)	(15%)
Vessel operating costs	(10,667,281)	(10,842,992)	175,711	2%
Voyage expenses	(499,156)	(13,383)	(485,773)	(3,630%)
Charterhire	(268,885)	(3,733,787)	3,464,902	93%
Depreciation	(5,539,428)	(6,914,151)	1,374,723	20%
General and administrative expenses	(358,757)	(531,213)	172,456	32%
Earnings from profit and loss sharing agreements	285,773	—	285,773	N/A
Unrealized gain on derivative financial instruments	38,224	—	38,224	N/A
Financial income	250	295	(45)	(15%)
Other expenses, net	(150)	2,944	(3,094)	105%

Segment profit	$3,761,510	$2,473,693	$1,287,817	52%

Time charter revenue per day	$—	$23,921	$(23,921)	(100%)
Pool revenue per day	14,661	13,666	995	7%
Voyage revenue per day	11,238	—	11,238	N/A
Operating costs per day	7,783	7,928	145	2%

Time charter revenue days	—	273	(273)	(100%)
Pool revenue days	1,366	1,316	50	4%
Voyage revenue days	21	—	21	N/A
Operating days	1,370	1,365	(5)	0%

Average number of owned vessels	5.00	5.00	—	0%
Average number of time chartered-in vessels	0.08	1.00	(0.92)	(92%)

Vessel Revenue. Vessel revenue for the nine months ended September 30, 2012 was $20.8 million, a decrease of $3.7 million or 15% from the nine months ended September 30, 2011. The decrease in revenue was the result of a decrease in the number of revenue days to 1,387 for the nine months ended September 30, 2012 compared to 1,589 during the nine months ended September 30, 2011. This was partially driven by the redelivery of the time chartered-in vessel, BW Zambesi in November 2011 following its 10 month time charter-in agreement. The decrease was also partially driven by a decrease in time charter revenue per day related to the expiration of the time charter-out contract on Noemi, which was time chartered-out during the nine months ended September 30, 2011 at a rate of $24,500 per day and was redelivered in December 2011. These decreases were partially offset by an overall increase in daily pool TCE rates to $14,661 during the nine months ended September 30, 2012 from $13,666 per day during the nine months ended September 30, 2011.

Vessel operating costs. Vessel operating costs for the nine months ended September 30, 2012 were $10.7 million, a decrease of $0.2 million, or 2%, from the nine months ended September 30, 2011. Vessel operating costs per day for the nine months ended September 30, 2012 decreased $145 per day, or 2% from the nine months September 30, 2011. These costs remained relatively stable as there were no changes in our owned Panamax/LR1 fleet on a period over period basis.

Voyage expenses. Voyage expenses for the nine months ended September 30, 2012 were $0.5 million, an increase of $0.5 million from the nine months ended September 30, 2011. This increase was the result of time chartered-in vessel, FPMC P Eagle, which operated in the spot market for 21 days during the nine months ended September 30, 2012. No vessels operated in the spot market for the nine months ended September 30, 2011.

Charterhire. Charterhire expense for the nine months ended September 30, 2012 was $0.3 million, a decrease of $3.5 million or 93% from the nine months ended September 30, 2011. This decrease was the result of the redelivery of time chartered-in vessel, BW Zambesi in November 2011 from its 10 month time charter-in agreement. This was partially offset by the delivery of the time chartered-in vessel, FPMC P Eagle, on September 9, 2012.

Depreciation. Depreciation expense for the nine months ended September 30, 2012 was $5.5 million, a decrease of $1.4 million, or 20%, from the nine months ended September 30, 2011. This was a result of an impairment charge recorded in December 2011, which reduced the depreciable basis of all owned vessels in the Panamax / LR1 Segment.

General and administrative expenses. General and administrative expenses for the nine months ended September 30, 2012, were $0.4 million, a decrease of $0.2 million or 32%, from the nine months ended September 30, 2011. General and administrative expenses for the Panamax / LR1 segment primarily consist of administrative fees to SCM. Our Commercial Management Agreement with SCM includes a daily flat fee charged payable to SCM for vessels that are not in one of the pools managed by SCM. The Noemi was on a time charter-out agreement during 2011 and therefore not in one of the pools operated by SCM. As such, the daily flat fees incurred were higher in 2011 for this vessel during the nine months ended September 30, 2011. It joined the pool in December 2011 and has been trading there throughout 2012. Additionally, the time chartered-in vessel, BW Zambesi, was redelivered in November 2011 and therefore did not incur administrative fees during 2012.

Earnings from profit or loss sharing agreements and unrealized gains on derivative financial instruments. Earnings from profit or loss sharing agreements and unrealized gains on derivative financial instruments for the nine months ended September 30, 2012, were $0.3 million, an increase of $0.3 million from the nine months ended September 30, 2011. This increase was the result of earnings from profit and loss agreements we entered into during the third quarter of 2012 with a third party relating to a time chartered-in vessel, FPMC P Eagle and an LR1 vessel that is not time chartered-in or operated by the Company.

MR segment

The following table summarizes vessel operations for our MR segment:

	For the nine months
MR segment	ended September 30			Percentage
	2012	2011	Change	Change
Vessel revenue	$31,232,454	$7,316,253	$23,916,201	327%
Vessel operating costs	(4,692,222)	(2,042,185)	(2,650,037)	(130%)
Voyage expenses	(15,534,344)	(4,106,613)	(11,427,731)	(278%)
Charterhire	(10,432,904)	—	(10,432,904)	N/A
Depreciation	(2,149,955)	(1,237,382)	(912,573)	(74%)
Loss on sale of vessels	(5,878,753)	—	(5,878,753)	N/A
General and administrative expenses	(287,608)	(197,884)	(89,724)	(45%)
Financial income	2,090	—	2,090	N/A
Other expenses, net	(37,538)	—	(37,538)	N/A

Segment loss	$(7,778,780)	$(267,811)	(7,510,969)	(2,805%)

Pool revenue per day	$9,445	$—	$9,445	N/A
Voyage revenue per day	11,513	12,053	(540)	(4%)
Operating costs per day	7,338	7,116	(222)	(3%)

Pool revenue days	216	—	216	N/A
Voyage revenue days	1,187	266	921	346%
Operating days	629	287	342	119%

Average number of owned vessels	2.29	1.05	1.24	118%
Average number of time chartered-in vessels	2.82	—	2.82	N/A

Vessel Revenue. Vessel revenue for the nine months ended September 30, 2012 was $31.2 million, an increase of $23.9 million or 327% from the nine months ended September 30, 2011. The increase in revenue was the result of an increase in the overall number of total revenue days to 1,403 for the nine months ended September 30, 2012 from 266 during the nine months ended September 30, 2011. During the nine months ended September 30, 2011, the only two vessels operating in this segment were STI Diamond and STI Coral, which were acquired in May 2011. Revenue days increased during the nine months ended September 30, 2012 as a result of the delivery of the first five Newbuilding vessels (STI Amber, STI Topaz, STI Ruby, STI Garnet, and STI Onyx) and the delivery of six time chartered-in vessels (Pacific Duchess, Freja Lupus, STX Ace 6, Targale, Endeavour, and Valle Bianca), Additionally, STI Diamond and STI Coral were sold in August and September 2012, and therefore operated for a partial period during the nine months ended September 30, 2012. The increase in revenue was offset by a decline in voyage revenue per day to $11,513 during the nine months ended September 30, 2012 from $12,053 during the nine months ended September 30, 2011.

Vessel operating costs. Vessel operating costs for the nine months ended September 30, 2012 were $4.7 million, an increase of $2.7 million, or 130%, from the nine months ended September 30, 2011. The increase was partially driven by an increase in the number of operating days to 629 from 287 days during the nine months ended September 30, 2011. This increase was driven by the delivery of the first five Newbuilding vessels during the third quarter of 2012, along with an increase of 190 operating days relating to STI Diamond and STI Coral (which were delivered to us in May 2011 and sold in August and September 2012, respectively). Furthermore, vessel operating costs per day for the nine months ended September 30, 2012 increased $222 per day, or 3% from the nine months ended September 30, 2011 primarily as a result of an increase in repairs and maintenance expenses on STI Coral and STI Diamond during the nine months ended September 30, 2012.

Voyage expenses. Voyage expenses for the nine months ended September 30, 2012 were $15.5 million, an increase of $11.4 million or 278% from the nine months ended September 30, 2011. The increase was primarily driven by STI Coral, STI Diamond, Pacific Duchess, Freja Lupus, STX Ace 6, Targale, Endeavour, Valle Bianca and the five Newbuilding vessels operating in the spot market for a total of 1,187 days during the nine months ended September 30, 2012 compared to only STI Coral and STI Diamond operating in the spot market for 266 days during the nine months ended September 30, 2011.

Charterhire. Charterhire expense for the nine months ended September 30, 2012 was $10.4 million, which was a result of time chartering-in Pacific Duchess, Freja Lupus, STX Ace 6, Targale, Endeavour and Valle Bianca. There were no vessels chartered-in during the nine months ended September 30, 2011.

Depreciation. Depreciation expense for the nine months ended September 30, 2012 was $2.1 million, an increase of $0.9 million, or 74%, from the nine months ended September 30, 2011. The increase was a result of an increase in the average number of owned MR vessels to 2.29 for the nine months ended September 30, 2012 from 1.05 for the nine months ended September 30, 2011, primarily as a result of the delivery of the first five Newbuilding vessels during the third quarter of 2012. The increase in depreciation expense was partially offset by a decrease of depreciation expense which was driven by an impairment charge recorded in December 2011 that reduced the depreciable basis of STI Diamond and STI Coral.

Loss from sale of vessels. Loss from sale of vessels for the nine months ended September 30, 2012 was $5.9 million. This was a result of the sales of STI Diamond and STI Coral for $25.25 million each, which closed in August and September 2012, respectively.

General and administrative expenses. General and administrative expenses for the nine months ended September 30, 2012 were $0.3 million, an increase of $0.1 million, or 45%, from the nine months ended September 30, 2011. General and administrative expenses for the MR segment primarily consist of administrative fees to SCM. The increase was the result of an increase in the average number of owned vessels to 2.29 during the nine months ended September 30, 2012 from 1.05 during the nine months ended September 30, 2011.

Handymax Segment

The following table summarizes vessel operations for our Handymax segment:

Handymax segment	For the nine months ended September 30			Percentage
	2012	2011	Change	Change

Vessel revenue	$27,984,665	$23,559,925	$4,424,740	19%
Vessel operating costs	(4,426,305)	(8,518,492)	4,092,187	48%
Voyage expenses	(2,505,388)	(25,761)	(2,479,627)	(9,626%)
Charterhire	(17,490,907)	(11,802,472)	(5,688,435)	(48%)
Depreciation	(1,390,184)	(3,732,694)	2,342,510	63%
Loss from sale of vessels	(4,524,771)	—	(4,524,771)	N/A
General and administrative expenses	(257,203)	(580,044)	322,841	56%

Segment loss	$(2,610,093)	$(1,099,538)	$(1,510,555)	(137%)

Pool revenue per day	$12,864	$11,587	$1,277	11%
Voyage revenue per day	11,894	—	11,894	N/A
Operating costs per day	7,414	7,746	332	4%

Pool revenue days	1,866	2,033	(167)	(8%)
Voyage revenue days	124	—	124	N/A
Operating days	586	1,092	506	46%

Average number of owned vessels	2.14	4.00	(1.86)	(47%)
Average number of time chartered-in vessels	5.14	2.96	2.18	74%

Vessel Revenue. Vessel revenue for the nine months ended September 30, 2012 was $28.0 million, an increase of $4.4 million or 19% from the nine months ended September 30, 2011. The increase in revenue was the result of an increase in pool revenue per day to $12,864 from $11,587 during the nine months ended September 30, 2011. The increase was also driven by an increase in the average number of time chartered-in vessels to 5.14 for the nine months ended September 30, 2012 from 2.96 for the nine months ended September 30, 2011, which was partially offset by a decrease in the average number of owned vessels to 2.14 from 4.00 during the nine months ended September 2011. The decrease in the number of owned vessels during the nine months ended September 30, 2012 was a result of the sales of STI Conqueror, STI Matador and STI Gladiator in March, April and May of 2012, respectively.

Vessel operating costs. Vessel operating costs for the nine months ended September 30, 2012 were $4.4 million, a decrease of $4.1 million, or 48%, from the nine months ended September 30, 2011. The decrease was driven by the decrease in the number of operating days to 586 from 1,092 during the nine months ended September 30, 2011 which was due to the sales of STI Conqueror, STI Matador, and STI Gladiator during the nine months ended September 30, 2012.

Voyage expenses. Voyage expenses for the nine months ended September 30, 2012 were $2.5 million increasing from $25,761 for the nine months ended September 30, 2011. This was a result of STI Conqueror, STI Matador, and STI Gladiator operating in the spot market for 124 days during the nine months ended September 30, 2012 prior to their sale. There were no vessels operating in the spot market for the nine months ended September 30, 2011, but there were certain nominal voyage expenses incurred.

Charterhire. Charterhire expense for the nine months ended September 30, 2012 was $17.5 million, an increase of $5.7 million or 48% from the nine months ended September 30, 2011. This was the result of an increase in the number of days of chartered-in vessels to 1,409 during the nine months ended September 30, 2012 from 807 days during the nine months ended September 30, 2011. The increase was primarily driven by Histria Perla and Histria Coral, which were delivered in July 2011. As a result, these vessels were operated for partial periods during the nine months ended September 30, 2011 as compared to the full nine months ended September 30, 2012. The average number of time chartered-in vessels increased to 5.14 for the nine months ended September 30, 2012 compared to an average of 2.96 vessels for the nine months ended September 30, 2011.

Depreciation. Depreciation expense for the nine months ended September 30, 2012 was $1.4 million, a decrease of $2.3 million, or 63%, from the nine months ended September 30, 2011. This was due to the sales of STI Conqueror, STI Matador, and STI Gladiator which ceased being depreciated and were written down to their disposal values in February 2012, the date which they were considered held for sale. In addition, we recorded an impairment charge in December 2011 which decreased the depreciable basis of the owned vessels in this segment.

Loss from sales of vessels. Loss from sales of vessels for the nine months ended September 30, 2012 was $4.5 million which was driven by the sales of STI Conqueror in March 2012, STI Matador in April 2012, and STI Gladiator in May 2012.

General and administrative expenses. General and administrative expenses for the nine months ended September 30, 2012 were $0.3 million, a decrease of $0.3 million, or 56% from the nine months ended September 30, 2011. General and administrative expenses for the Handymax segment primarily consist of administrative fees to SCM. The decrease in general and administrative fees was driven by decrease in the average number of Company’s owned vessels to 2.14 from 4.00 for the nine months ended September 30, 2011.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Our primary source of funds for our short-term and long-term liquidity needs will be the cash flows generated from our vessel operations, which are currently operating in pools or in the spot market, in addition to availability under our 2010 Revolving Credit Facility, our 2011 Credit Facility and cash on hand. The pools reduce volatility because (i) they aggregate the revenues and expenses of all pool participants and distribute net earnings to the participants based on an agreed upon formula and (ii) some of the vessels in the pool are on time charter. Furthermore, spot charters provide flexibility and allow us to fix vessels at prevailing rates. We believe these cash flows from operations, amounts available under our 2010 Revolving Credit Facility, availability under the 2011 Credit Facility, and our cash balance will be sufficient to meet our existing liquidity needs for the next 12 months from the date of this report.

As of September 30, 2012, our cash balance was $37.6 million, which is more than our cash balance of $36.8 million as of December 31, 2011. The increase in cash balance was primarily due to (i) net proceeds of $101.3 million from the sales of STI Conqueror, STI Matador, STI Gladiator, STI Coral and STI Diamond, (ii) net proceeds of $25.9 million from our registered direct placement of common shares in April 2012 and (iii) aggregate drawdowns of $124.2 million under our 2010 Revolving Credit Facility and Newbuilding Credit Facility related to the delivery of our newbuildings. These increases were offset by payments for our Newbuilding vessels of $176.6 million and repayments of $76.0 million on the outstanding borrowings under our 2010 Revolving Credit Facility, STI Spirit Credit Facility, 2011 Credit Facility, and Newbuilding Credit Facility. For the nine months ended September 30, 2012, our net cash inflow from operating activities was $7.4 million, our net cash outflow from investing activities was $75.2 million and our net cash inflow from financing activities was $68.7 million. For the nine months ended September 30, 2011, our net cash outflow from operating activities was $9.9 million, our net cash outflow from investing activities was $90.2 million and our net cash inflow from financing activities was $57.4 million.

As of September 30, 2012, our long-term liquidity needs were comprised of our debt repayment obligations on our credit facilities, our time charter-in commitments, and obligations related to our remaining vessels under construction.

Our credit facilities require us to comply with a number of covenants, including financial covenants related to liquidity, consolidated net worth, minimum interest coverage, maximum leverage ratios, loan to value ratios and collateral maintenance; delivery of quarterly and annual financial statements and annual projections; maintaining adequate insurances; compliance with laws (including environmental); compliance with ERISA (Employee Retirement Income and Security Act); maintenance of flag and class of the initial vessels; restrictions on consolidations, mergers or sales of assets; approvals on changes in the manager of the vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants.

Cash Flows

The table below summarizes our sources and uses of cash for the periods presented:

	For the nine months ended September 30,
	2012	2011
Unaudited condensed consolidated cash flows
Net cash inflow / (outflow) in respect of:
Operating activities	$7,369,809	$(9,888,301)
Investing activities	(75,221,387)	(90,188,013)
Financing activities	68,663,146	57,383,980

For the Nine months Ended September 30, 2012 Compared to the Nine months Ended September 30, 2011

Net cash inflow/(outflow) from operating activities

Net cash inflow from operating activities was $7.4 million for the nine months ended September 30, 2012, which was an increase of $17.3 million from the nine months ended September 30, 2011. The increase was primarily attributable to (i) an increase in vessel revenue of $24.5 million (ii) a decrease in general and administrative expenses of $3.4 million (excluding non-cash items) (iii) a decrease in vessel operating costs of $1.2 million (iv) a gain on profit and loss arrangements of $0.3 million (v) a decrease in drydock payments of $1.7 million and (vi) changes in working capital movements of $15.7 million. These increases were offset by (i) an increase in vessel expenses of $14.4 million, (ii) an increase in charterhire expense of $13.9 million and (iii) an increase in financial expenses of $1.2 million.

Net cash outflow from investing activities

Cash outflows from investing activities was $75.2 million for the nine months ended September 30, 2012 compared to cash outflows of $90.2 million for the nine months ended September 30, 2011. Investment activity during the nine months ended September 30, 2012 was driven by the sales of STI Conqueror, STI Matador, STI Gladiator, STI Coral and STI Diamond for aggregate net proceeds of $101.3 million. This increase was offset by payments on our Newbuilding vessels of $176.6 million (including capitalized costs).

The following table is a timeline of future expected payments and dates as of September 30, 2012*:

Q4 2012	$10.7 million	**
Q1 2013	57.1 million
Q2 2013	22.0 million
Q3 2013	6.6 million
Q4 2013	6.6 million
Q1 2014	42.4 million

Total	$145.4 million

*	These are estimates only and are subject to change as construction progresses
**	As of the date of this report, $7.2 million of the $10.7 million has been paid in Q4 2012.

Investment activity during the nine months ended September 30, 2011 was driven by the purchase of STI Coral and STI Diamond for an aggregate purchase price of $71.0 million (including 1% commission along with other capitalized costs). Additionally, the Company made $18.7 million of installment payments to HMD for the first five contracted Newbuilding vessels during the nine months ended September 30, 2011.

Net cash inflow from financing activities

Cash provided by financing activities was $68.7 million for the nine months ended September 30, 2012 compared to cash provided by financing activities of $57.4 million for the nine months ended September 30, 2011. Financing activities during the nine months ended September 30, 2012 were driven by net proceeds of $25.9 million from our registered direct placement of common shares in April 2012, borrowings of $32.2 million under our 2010 Revolving Credit Facility, and borrowings of $92.0 million under our Newbuilding Credit Facility. These inflows were offset by repayments of $56.0 million for our 2010 Revolving Credit Facility, principal payments of $1.5 million for the STI Spirit Credit Facility, $17.8 million for the 2011 Credit Facility (of which $16.1 million was the repayment made as a result of the sale of STI Coral) and $0.7 million for the Newbuilding Credit Facility. Cash outflows from financing activities also include the acquisition of treasury shares of $2.4 million and debt issuance costs of $2.9 million.

Cash provided by financing activities was $57.4 million for the nine months ended September 30, 2011. Financing activity during the nine months ended September 30, 2011 was driven by net proceeds of $68.5 million from the underwritten offering in May 2011, borrowings of $35.0 million under our 2011 Credit Facility, borrowings of $27.3 million under our STI Spirit Credit Facility and borrowings of $6.0 million under our 2010 Revolving Credit Facility, offset by a repayment of $65.0 million of our 2010 Revolving Credit Facility, principal payments on the 2010 Revolving Credit Facility, 2011 Credit Facility and STI Spirit Credit Facility of $9.6 million, payment of debt issuance costs of $3.2 million along with $1.6 million of costs related to the acquisition of treasury shares.

Long-Term Debt Obligations and Credit Arrangements

2010 Revolving Credit Facility

On June 2, 2010, we executed a credit facility with Nordea Bank Finland plc, acting through its New York branch, DNB Bank ASA, acting through its New York branch, and ABN AMRO Bank N.V., for a senior secured term loan facility of up to $150 million. On July 12, 2011, we amended and restated the credit facility to convert it from a term loan to a reducing revolving credit facility. This gave us the ability to pay down and re-borrow from the total available commitments under the loan. Following the sales of three Handymax vessels, which served as collateral under this facility during the nine months ended September 30, 2012, the total available commitment reduces by $3.1 million each quarter with a lump sum reduction of $57.1 million at the maturity date of June 2, 2015. Borrowings under the 2010 Revolving Credit Facility bear interest as follows: (1) from December 30, 2011 through September 30, 2013, at LIBOR plus an applicable margin of 3.50% per annum; and (2) from October 1, 2013 and at all times thereafter, at LIBOR plus an applicable margin of 3.25% per annum when our debt to capitalization (total debt plus equity) ratio is equal to or less than 50% and 3.50% per annum when our debt to capitalization ratio is greater than 50%. Our subsidiaries that own vessels that are collateralized by this loan act as guarantors under the amended credit facility. All terms mentioned are defined in the agreement. In February 2012, the Company drew down $16.0 million and in February, April and May 2012, the Company repaid $14.0 million, $16.0 million and $26.0 million, respectively, into this facility. In September 2012, the Company drew down $16.2 million and the outstanding balance at September 30, 2012 and December 31, 2011 was $67.2 million and $91.0 million, respectively. As of September 30, 2012, there was $20.5 million in available borrowings under this facility, and we were in compliance with the loan covenants.

STI Spirit Credit Facility

On March 9, 2011, we executed a credit facility with DVB Bank SE for a senior secured term loan facility of $27.3 million for STI Spirit, which was acquired on November 10, 2010. The credit facility was drawn down on March 17, 2011 and matures on March 17, 2018. Borrowings under the credit facility bear interest at LIBOR plus a margin of 2.75% per annum. One of the financial covenants requires that the charter-free market value of the STI Spirit shall be no less than 140% of the then outstanding loan balance. In order to stay in compliance with this covenant, we made a prepayment of $0.8 million in June 2012, which is being applied to the following three quarterly payments, therefore no principal payment was made in September 2012. This prepayment was in addition to the scheduled installments of $0.4 million each made in March and June 2012. The outstanding balance of our STI Spirit Credit Facility at September 30, 2012 and December 31, 2011 was $24.6 million and $26.2 million, respectively. We were in compliance with the financial covenants relating to this facility at September 30, 2012.

2011 Credit Facility

On May 3, 2011, we executed a credit facility with Nordea Bank Finland plc, DNB Bank ASA, and ABN AMRO Bank N.V., or the lead arrangers, for a senior secured term loan facility of up to $150 million, or our 2011 Credit Facility. Borrowings under the credit facility bear interest as follows: (1) from December 30, 2011 through September 30, 2013, at LIBOR plus an applicable margin of 3.50% per annum and (2) from October 1,2013 and at all times thereafter, at LIBOR plus an applicable margin of (i) 3.25% per annum when our debt to capitalization (total debt plus equity) ratio is equal to or less than 50% and (ii) 3.5% per annum when our debt to capitalization ratio is greater than 50%.

On July 20, 2012, the Company signed an agreement to extend the availability period of this facility until January 31, 2014. The availability period was previously scheduled to expire in May 2013. There is currently $115.0 million available for borrowing under this facility, which can be used to finance up to 50% of future vessel acquisitions. Due to the amendment, the Company wrote-off $3.0 million in deferred financing fees, which includes the loan origination fees from May 2011.

On August 30, 2012 and September 11, 2012, we completed the sales of STI Diamond and STI Coral for $25.25 million each, respectively. A portion of the proceeds from the sale of STI Coral were used to repay $16.1 million in debt outstanding under the 2011 Credit Facility. This repayment did not affect the availability under the facility as amounts drawn cannot be re-borrowed. Furthermore, our fifth newbuilding (STI Onyx), was delivered in September 2012 and was substituted as collateral in the 2011 Credit Facility for the debt outstanding relating to STI Diamond, as permitted under the loan agreement. The outstanding balance at September 30, 2012 and December 31, 2011 was $15.8 million and $33.6 million, respectively. We were in compliance with the loan covenants at September 30, 2012.

Newbuilding Credit Facility

On December 21, 2011, we executed a credit facility agreement with Credit Agricole Corporate and Investment Bank and Skandinaviska Enskilda Banken AB for a senior secured term loan facility of up to $92.0 million. The credit facility was used only for the partial financing of the pre-delivery and delivery installments of four newbuilding 52,000 DWT MR product tankers that the Company contracted for in June 2011 with HMD. Borrowings under the credit facility bear interest at LIBOR plus an applicable margin of 2.70% per annum. A commitment fee equal to 1.10% per annum was payable on the unused daily portion of the credit facility.

During the nine months ended September 30, 2012, the Company drew down an aggregate of $92.0 million under this facility to partially finance the deliveries of STI Amber, STI Topaz, STI Ruby and STI Garnet ($23.0 million per vessel, approximately 61% of the contracted purchase price). This facility is now fully drawn and there is currently $91.3 million outstanding under this facility as of September 30, 2012, which reflects a principal payment of $0.7 million made in September 2012. No balance was outstanding at December 31, 2011. We were in compliance with the financial covenants relating to this facility as of September 30, 2012.

Interest rate swaps

In August 2011, we entered into six interest rate swap agreements with three different banks to manage the interest costs and the risk associated with changing interest rates on our 2010 Revolving Credit Facility and 2011 Credit Facility. The notional amount of the swaps relating to the 2010 Revolving Credit Facility is $51.0 million with an average fixed rate of 1.27% from July 2, 2012 and expiring on June 2, 2015. The notional amount of the swaps relating to the 2011 Credit Facility was $24.0 million with an average fixed rate of 1.30% from July 2, 2012 and expiring on June 30, 2015. In September 2012, in conjunction with the sales of STI Coral and STI Diamond, the Company reduced the notional amount on the interest rate swaps for the 2011 Credit Facility to $15.0 million from $24.0 million. As a result of the reduction, we recognized a realized loss of $0.2 million which was recorded as part of the loss from sale of STI Coral, which was reclassified out of Other Comprehensive Loss. The fair market value of the interest rate swaps at September 30, 2012 and December 31, 2011 was a liability of $1.6 million and $0.7 million, respectively.

Hedge effectiveness is measured quarterly and all of the interest rate swap agreements qualified for hedge accounting and were deemed to be effective, therefore any adjustment to the market value of the interest rate swaps appears in other comprehensive loss (within equity, outside of the Statement of Profit or Loss).

Profit or Loss Agreements

In July 2012, the Company entered into a profit or loss sharing agreement on the earnings of an LR1 vessel that is not owned or operated by the Company. The agreement stipulates that 50% of the profits and losses will be shared with the counterparty. The counterparty to this agreement is currently time chartering-in this vessel for a period of six months at $12,750 per day.

In September 2012, the Company took delivery of an LR1, FPMC P Eagle, on a time charter-in arrangement for one year at $12,800 per day. The Company also entered into a profit and loss sharing agreement with a separate unrelated third party whereby 50% of the profits and losses (the difference between the vessel’s earnings and charterhire expense) relating to this vessel above or below the daily charterhire rate of $12,800 will be shared with an unrelated third party.

Both of these agreements are being treated as derivatives, recorded at fair value with any resultant gain or loss recognized in the statement of profit or loss. Changes in fair value are recorded as unrealized gains and losses on derivative financial instruments and actual earnings are recorded as earnings from profit or loss sharing agreements, within the statement of profit or loss. The net fair value of these instruments at September 30, 2012 was an asset of $0.04 million and was determined by comparing published time charter rates to the charterhire rate and discounting those cash flows to their estimated present value.

Equity

On April 18, 2012, we closed on the sale of 4,000,000 shares of common stock in a registered direct placement of common shares at an offering price of $6.75 per share. The Company received net proceeds of approximately $25.9 million, after deducting the placement agents’ discount and offering expenses.

CAPITAL EXPENDITURES

Vessel acquisitions

On June 6, 2011, we signed contracts with HMD to construct five MR product tankers for $37.4 million each. All five vessels were delivered between July 2012 and September 2012.

On December 21, 2011, we signed a contract with HMD to construct our sixth MR product tanker newbuilding for $36.4 million. The sixth newbuilding is scheduled to be delivered in January 2013.

On February 17, 2012, we signed a contract with HMD to construct our seventh MR product tanker newbuilding for $36.0 million. The seventh newbuilding is scheduled to be delivered in March 2013.

On March 26, 2012, we signed a contract with HMD to construct our eighth MR product tanker newbuilding for $36.0 million. The eighth newbuilding is scheduled to be delivered in April 2013.

On August 15, 2012, we signed a contract with HMD to construct the ninth and tenth newbuilding MR product tankers for $34.0 million for each. These vessels are expected to be delivered by January 2014.

Partial financing for all undelivered vessels is available under the 2011 Credit Facility. Our commitments under all Newbuilding vessel agreements, including the ninth and tenth newbuildings are as follows:

Q4 2012	$10.7 million	**
Q1 2013	57.1 Million
Q2 2013	22.0 Million
Q3 2013	6.6 Million
Q4 2013	6.6 Million
Q1 2014	42.4 Million

Total	$145.4 Million

*	These are estimates only and are subject to change as the construction progresses.
**	As of the date of this report, $7.2 million of the $10.7 million has been paid in Q4 2012.

Vessel disposals

In March, April and May 2012, the Company sold three of its Handymax vessels, STI Conqueror for $21.0 million, STI Matador for $16.2 million, and STI Gladiator for $16.2 million. As part of these sales, the availability of the Company’s 2010 Revolving Credit Facility decreased by $31.0 million, and we recorded a $4.5 million loss from disposal.

On August 15, 2012 and September 11, 2012, we completed the sales of STI Diamond and STI Coral for $25.25 million each, respectively. A portion of the proceeds from the sale of STI Coral was used to repay $16.1 million in debt outstanding under the 2011 Credit Facility. Furthermore, our fifth newbuilding (STI Onyx), which was delivered in September 2012, was substituted as collateral in the 2011 Credit Facility for the debt outstanding relating to STI Diamond. See Long Term Debt Obligations and Credit Arrangements for further details surrounding this substitution. As a result of these sales, the Company recorded a $5.9 million loss from disposal.

Drydock

There were no vessels in drydock during the nine months ended September 30, 2012. STI Spirit entered drydock in October 2012 at an estimated cost of $0.8 million. Additionally, STI Heritage is scheduled to be drydocked in the fourth quarter of 2012 or first quarter of 2013 at an estimated cost of $0.8 million. As our fleet matures and expands, our drydock expenses will likely increase. Ongoing costs for compliance with environmental regulations and society classification survey costs are a component of our vessel operating costs. We are not currently aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our results of operations or financial condition.

Dividends

Currently, we do not have immediate plans to pay dividends, but we continue to assess our dividend policy, which may change in the sole discretion of our board of directors, if it is determined that paying dividends is in our best interest.

Share Buy-Back

On July 9, 2010, our board of directors authorized a share buy-back program of $20 million. We expect to repurchase these shares in the open market, at times and prices that are considered to be appropriate by the Company, but are not obligated under the terms of the program to repurchase any shares. As of the date of this report we have repurchased a total of 1,170,987 million shares in the open market at an average price of $6.7793 per share. The remaining stock buyback authorization is $12.1 million.

CONTRACTUAL OBLIGATIONS

The following table sets forth our total contractual obligations as of September 30, 2012:

	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Bank Loan(1)	$8,478,407	$84,973,926	$26,783,992	$78,792,110
Bank Loan - Interest payments(2)	8,243,282	14,380,104	7,488,560	4,211,975
Bank Loan - Commitment fees(3)	1,850,414	600,248	—	—
Time charter-in commitments(4)	51,642,380	22,100,180	1,072,000	—
Technical management fees(5)	1,156,280	263,040	—	—
Commercial management fees(6)	138,000	—	—	—
Newbuilding Installments (7)	96,400,000	48,920,000	—	—

Total	$167,908,764	$171,237,498	$35,344,552	$83,004,085

(1)	Represents principal payments due on our 2010 Revolving Credit Facility, 2011 Credit Facility, STI Spirit Credit Facility and Newbuilding Credit Facility based on our outstanding borrowings as of September 30, 2012.
(2)	The interest payments in the above schedule were calculated as follows, based on drawings as of September 30, 2012:

•	For our 2010 Revolving Credit Facility, we calculated interest expense in the following manner:

i.	We used a fixed interest rate of 1.27% on the notional amount of our interest rate swaps of $51 million during the time period the swaps are outstanding (October 1, 2012 through June 2, 2015) plus a margin of 3.50%, which is the margin on our 2010 Revolving Credit Facility. This rate is the average of the three swaps outstanding related to this facility.

ii.	For all amounts due in excess of the notional amount on our swap arrangements, we used an average of the 2-year and 3-year interest swap rates of 0.42% (as published by the US Federal Reserve as of September 28, 2012) plus a margin of 3.50%, which is the margin for our 2010 Revolving Credit Facility. We used the average of 2-year and 3-year interest swap rates, because this facility matures on June 2, 2015.

•	For our 2011 Credit Facility, we calculated interest expense in the following manner:

i.	We used a fixed interest rate of 1.30% on the notional amount of our interest rate swaps of $15 million during the time period the swaps are outstanding (October 1, 2012 through June 30, 2015) plus a margin of 3.50%, which is the margin on our 2011 Credit Facility. This rate is the average of the three swaps outstanding related to this facility.

ii.	For all amounts due in excess of the notional amount on our swap arrangements, we used an average of 4-year and 5-year interest swap rates of 0.70% (as published by the US Federal Reserve as of September 28, 2012) plus a margin of 3.50%, which is the margin for our 2011 Credit Facility. We used the 4-year and 5-year interest swap rates, because this facility matures on May 3, 2017.

•

For our STI Spirit Credit Facility, we used the average of 5-year and 7-year interest swap rates of 0.86% (as published by the US Federal Reserve as of September 28, 2012) plus a margin of 2.75%, which is the margin for our STI Spirit Credit Facility. This facility matures on March 17, 2018, hence the use of the average 5-year and 7-year interest swap rates.

•

For our Newbuilding Credit Facility, we used the 7-year interest swap rate of 1.17% (as published by the US Federal Reserve as of September 28, 2012) plus a margin of 2.70%, which is the margin for our Newbuilding Credit Facility. This facility will mature on June 30, 2019, hence the use of the 7-year interest swap rate.

(3)	A commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of our 2010 Revolving Credit Facility and 2011 Credit Facility. Our STI Spirit Credit Facility and Newbuilding Credit Facility were fully drawn as of September 30, 2012.
(4)	Represents amounts due under our time charter-in arrangements for Kraslava, Krisjanis Valdemars, Histria Azure, Histria Perla, Histria Coral, Targale, Pacific Duchess, Freja Lupus, STX Ace 6, Endeavour, Valle Bianca, FPMC P Eagle, Gan-trust, FPMC P Hero and FPMC P Ideal.
(5)	We pay our technical manager, SSM, $548 per day per owned vessel.
(6)	We pay our commercial manager, SCM, $250 per day for owned Aframax/LR2 and LR1 vessels and $300 per day for owned MR and Handymax vessels plus 1.25% of gross revenue for vessels that are not in a pool. No gross revenue estimate was made for STI Amber, STI Topaz, STI Ruby, STI Garnet and STI Onyx, who are not operating in the pools, as these vessels are operating in the spot market where no revenues are guaranteed.
(7)	Represents obligations under our agreements with HMD for the construction of the remaining five Newbuilding vessels, as of September 30, 2012. The first three Newbuilding vessels are scheduled for delivery during first half of 2013 and the remaining two are scheduled in January 2014.

OFF-BALANCE-SHEET ARRANGEMENTS

As of September 30, 2012, we have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital resources.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our unhedged variable-rate borrowings. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. From time to time, we will use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our variable-rate debt and is not for speculative or trading purposes. Currently, we have six interest rate swaps which became effective on July 2, 2012 for an aggregate notional amount of $66.0 million. The fair market value of our interest rate swaps was a liability of $1.6 million at September 30, 2012.

	As of September 30, 2012
	2013	2014	2015	Total	Fair Value
2010 Credit Facility (1)
Pay fixed/ receive variable	—	—	$51,000,000	$51,000,000	($1,208,291)
Average pay rate	1.27%	1.27%	1.27%

2011 Credit Facility (2)
Pay fixed/ receive variable	—	—	$15,000,000	$15,000,000	($382,812)
Average pay rate	1.30%	1.30%	1.30%

(1)	The notional amount of the swaps relating to the 2010 Revolving Credit Facility is $51.0 million with an average fixed rate of 1.27% starting on July 2, 2012 and expiring on June 2, 2015.
(2)	The notional amount of the swaps relating to the 2011 Credit Facility was reduced from $24.0 million to $15.0 million in September 2012. These swaps carry an average fixed rate of 1.30% starting on July 2, 2012 and expiring on June 30, 2015.

Based on the floating rate debt at September 30, 2012, a one-percentage point increase in the floating interest rate would increase interest expense by $1.3 million per year. The following table presents the due dates for the principal payments on our fixed and floating rate debt:

	As of September 30, 2012
	Remaining 2012	2013 - 2014	2015 - 2016	Thereafter
Principal payments floating rate debt (unhedged)	$1,509,860	$16,547,410	$23,657,259	$94,491,818
Principal payments fixed rate debt (hedged)	327,727	8,228,029	54,266,333	—

Total principal payments on outstanding debt	$1,837,587	$24,775,439	$77,923,591	$94,491,818

Spot Market Rate Risk

The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market or participate in pools that are concentrated in the spot market such as the Scorpio Group Pools. We currently do not have any vessels on time charter contracts. Additionally, we have the ability to remove our vessels from the pools on relatively short notice if attractive time charter opportunities arise.

Foreign Exchange Rate Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues and the majority of our operating expenses are in U.S. Dollars. However, we incur some of our combined expenses in other currencies, particularly the Euro. The amount and frequency of some of these expenses (such as vessel repairs, supplies and stores) may fluctuate from period to period. Depreciation in the value of the U.S. dollar relative to other currencies will increase the U.S. dollar cost of us paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.

There is a risk that currency fluctuations will have a negative effect on our cash flows. We have not entered into any hedging contracts to protect against currency fluctuations. However, we have some ability to shift the purchase of goods and services from one country to another and, thus, from one currency to another, on relatively short notice. We may seek to hedge this currency fluctuation risk in the future.

Inflation

We do not expect inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

CRITICAL JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the accounting policies, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The significant judgments and estimates are as follows:

Revenue recognition

We currently generate all revenue from time charters, spot voyages, or pools. Revenue recognition for time charters and pools is generally not as complex or as subjective as voyage charters (spot voyages). Time charters are for a specific period of time at a specific rate per day. For long-term time charters, revenue is recognized on a straight-line basis over the term of the charter. Pool revenues are determined by the pool managers from the total revenues and expenses of the pool and allocated to pool participants using a mechanism set out in the pool agreement.

We generated revenue from spot voyages during the nine months ended September 30, 2012. Within the shipping industry, there are two methods used to account for spot voyage revenue: (1) ratably over the estimated length of each voyage or (2) completed voyage. The recognition of voyage revenues ratably over the estimated length of each voyage is the most prevalent method of accounting for voyage revenues and the method used by us. Under each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In applying our revenue recognition method, we believe that the discharge-to-discharge basis of calculating voyages more accurately estimates voyage results than the load-to-load basis. In the application of this policy, the Company does not begin recognizing revenue until (i) the amount of revenue can be measured reliably, (ii) it is probable that the economic benefits associated with the transaction will flow to the entity, (iii) the transactions stage of completion at the balance sheet date can be measured reliably and (iv) the costs incurred and the costs to complete the transaction can be measured reliably.

Vessel impairment

We evaluate the carrying amounts of our vessels to determine whether there is any indication that those vessels have suffered an impairment loss. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss (if any).

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires us to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile. As part of our process of assessing the fair value less cost to sell of the vessel, we obtain vessel valuations from leading, independent and internationally recognized ship brokers on an annual basis or when there is an indication that an asset or assets may be impaired. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use. Likewise, if there is an indication that an impairment loss recognized in prior periods no longer exists or may have decreased, the need for recognizing an impairment reversal is assessed by comparing the carrying amount of the vessels to the latest estimate of recoverable amount.

Vessel lives and residual value

The carrying value of each of our vessels represents its original cost at the time it was delivered or purchased less depreciation and impairment. We depreciate our vessels to their residual value on a straight-line basis over their estimated useful lives of 25 years. The estimated useful life of 25 years is management’s best estimate and is also consistent with industry practice for similar vessels. The residual value is estimated as the lightweight tonnage of each vessel multiplied by a forecast scrap value per ton. The scrap value per ton is estimated taking into consideration the historical four year scrap market rate average at the balance sheet date.

An increase in the estimated useful life of a vessel or in its scrap value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or scrap value would have the effect of increasing the annual depreciation charge.

When regulations place significant limitations over the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted to end at the date such regulations become effective. The estimated salvage value of the vessels may not represent the fair market value at any one time since market prices of scrap values tend to fluctuate.

Deferred drydock cost

We recognize drydock costs as a separate component of the each vessel’s carrying amount and amortize the drydock cost on a straight-line basis over the estimated period until the next drydock. We use judgment when estimating the period between drydocks performed, which can result in adjustments to the estimated amortization of the drydock expense. If the vessel is disposed of before the next drydock, the remaining balance of the deferred drydock is written-off and forms part of the gain or loss recognized upon disposal of vessels in the period when contracted. We expect that our vessels will be required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. Costs capitalized as part of the drydock include actual costs incurred at the drydock yard and parts and supplies used in making such repairs.

SCORPIO TANKERS INC. AND SUBSIDIARIES

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated

Balance Sheets

		As of
	Notes	September 30, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents		$37,644,657	$36,833,090
Accounts receivable	11	25,960,839	20,385,546
Prepaid expenses and other current assets		1,400,866	1,535,437
Inventories		2,773,571	2,696,296

Total current assets		67,779,933	61,450,369

Non-current assets
Vessels and drydock	2	396,459,708	322,457,755
Vessels under construction	2	32,464,010	60,332,870
Other assets	13	591,585	3,988,778

Total non-current assets		429,515,303	386,779,403

Total assets		$497,295,236	$448,229,772

Current liabilities
Bank loans	9	8,325,990	2,888,723
Accounts payable	12	7,180,015	11,732,427
Accrued expenses		2,851,171	3,376,033
Derivative financial instruments	10	692,425	236,987

Total current liabilities		19,049,601	18,234,170

Non-current liabilities
Bank loans	9	187,004,371	142,678,788
Derivative financial instruments	10	913,921	463,587

Total non-current liabilities		187,918,292	143,142,375

Total liabilities		206,967,893	161,376,545

Shareholders’ equity
Issued, authorized and fully paid in share capital:
Share capital	7	433,591	390,691
Additional paid-in capital	7	391,627,736	363,209,983
Treasury shares	7	(7,938,455)	(5,498,495)
Hedging reserve	10	(1,591,103)	(700,574)
Accumulated deficit	7	(92,204,426)	(70,548,378)

Total shareholders’ equity		290,327,343	286,853,227

Total liabilities and shareholders’ equity		$497,295,236	$448,229,772

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated

Statements of Profit or Loss

		For the nine months ended September 30,
	Notes	2012	2011
Revenue:
Vessel revenue	4	$84,017,287	$59,468,005

Operating expenses:
Vessel operating costs		(22,158,410)	(23,330,876)
Voyage expenses		(18,538,888)	(4,147,621)
Charterhire	6	(29,479,223)	(15,536,259)
Depreciation	2	(10,213,008)	(13,434,476)
Loss from sale of vessels	2	(10,403,524)	—
General and administrative expenses		(8,554,521)	(8,612,061)

Total operating expenses		(99,347,574)	(65,061,293)

Operating loss		(15,330,287)	(5,593,288)

Other (expense) and income, net
Financial expenses		(6,582,928)	(5,360,447)
Earnings from profit or loss sharing agreements	10	285,773	—
Unrealized gain on derivative financial instruments	10	38,224	—
Financial income		5,674	49,842
Other expenses, net		(72,504)	(137,128)

Total other expense, net		(6,325,761)	(5,447,733)

Net loss		$(21,656,048)	$(11,041,021)

Attributable to:
Equity holders of the parent		$(21,656,048)	$(11,041,021)

Loss per share

Basic and diluted	8	$(0.54)	$(0.40)
Basic and diluted weighted average shares outstanding	8	39,842,806	27,455,123

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated

Statements of Comprehensive Loss

	For the nine months ended September 30,
	2012	2011
Net loss	$(21,656,048)	$(11,041,021)
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss
Cash flow hedges
Unrealized loss on derivative financial instruments	(1,119,517)	(637,667)
Reclassification adjustment for derivative financial instruments included in net loss	228,988	—

Other comprehensive loss	(890,529)	(637,667)

Total comprehensive loss	$(22,546,577)	$(11,678,688)

Attributable to:
Equity holders of the parent	(22,546,577)	(11,678,688)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Merger reserve	Accumulated deficit	Hedging reserve	Total

Balance as of January 1, 2011	24,634,913	$248,791	$255,003,984	($2,647,807)	$13,292,496	($1,114,282)	$0	$264,783,182
Net loss for the period	—	—	—	—	—	(11,041,021)	—	(11,041,021)
Other comprehensive loss	—	—	—	—	—	—	(637,667)	(637,667)
Net proceeds from follow on offering	6,900,000	69,000	68,391,639	—	—	—	—	68,460,639
Issuance of restricted stock	290,000	2,900	(2,900)	—	—	—	—	—
Amortization of restricted stock	—	—	2,492,624	—	—	—	—	2,492,624
Purchase of treasury shares	(251,195)	—	—	(1,599,047)	—	—	—	(1,599,047)
Transfer to/(from) reserves	—	—	—	—	(13,292,496)	13,292,496	—	—

Balance as of September 30, 2011	31,573,718	$320,691	$325,885,347	($4,246,854)	$0	$1,137,193	($637,667)	$322,458,710

Balance as of January 1, 2012	38,345,394	$390,691	$363,209,983	($5,498,495)	$0	($70,548,378)	($700,574)	$286,853,227
Net loss for the period	—	—	—	—	—	(21,656,048)	—	(21,656,048)
Other comprehensive loss	—	—	—	—	—	—	(890,529)	(890,529)
Net proceeds from follow on offering	4,000,000	40,000	25,822,752	—	—	—	—	25,862,752
Issuance of restricted stock	290,000	2,900	(2,900)	—	—	—	—	—
Amortization of restricted stock	—	—	2,597,901	—	—	—	—	2,597,901
Purchase of treasury shares	(447,322)	—	—	(2,439,960)	—	—	—	(2,439,960)

Balance as of September 30, 2012	42,188,072	$433,591	$391,627,736	($7,938,455)	$0	($92,204,426)	($1,591,103)	$290,327,343

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated Cash Flow Statements

	For the nine months ended September 30,
	2012	2011

Operating activities
Net loss	$(21,656,048)	$(11,041,021)
Loss from sale of vessels	10,403,524	—
Depreciation	10,213,008	13,434,476
Amortization of restricted stock	2,597,901	2,492,624
Amortization of deferred financing fees	3,843,736	651,127
Write off of vessel purchase options	—	126,337
Straight-line adjustment for charterhire expense	225,604	38,139
Unrealized gain on derivative financial instruments	(38,224)	—

	5,589,501	5,701,682

Changes in assets and liabilities:
Drydock payments	(149,560)	(1,862,210)
Increase in inventories	(77,275)	(1,630,832)
Increase in accounts receivable	(5,575,293)	(12,760,193)
Decrease/(increase) in prepaid expenses	129,038	(645,181)
Increase in accounts payable	4,412,985	1,488,004
Increase in accrued expenses	598,075	803,350
Decrease/(increase) in other assets	2,442,337	(982,921)

	1,780,307	(15,589,983)

Net cash inflow/(outflow) from operating activities	7,369,808	(9,888,301)

Investing activities
Acquisition of vessels and payments for vessels under construction	(176,555,897)	(90,188,013)
Proceeds from disposal of vessels	101,334,510	—

Net cash outflow from investing activities	(75,221,387)	(90,188,013)

Financing activities
Bank loan repayment	(75,988,596)	(74,576,166)
Bank loan drawdown	124,172,500	68,307,500
Debt issuance costs	(2,943,550)	(3,208,946)
Net proceeds from issuance of common stock	25,862,752	68,460,639
Purchase of treasury shares	(2,439,960)	(1,599,047)

Net cash inflow from financing activities	68,663,146	57,383,980

Increase/(decrease) in cash and cash equivalents	811,567	(42,692,334)
Cash and cash equivalents at January 1,	36,833,090	68,186,902

Cash and cash equivalents at September 30,	$37,644,657	$25,494,568

Supplemental information:
Interest paid	$4,602,574	$4,389,092

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated Financial Statements

For The Nine Months Ended September 30, 2012 and 2011

Notes to the unaudited condensed consolidated financial statements

1.	General information and significant accounting policies

Company

Scorpio Tankers Inc. and its subsidiaries (together “we”, or “our”) are engaged in seaborne transportation of crude oil and refined petroleum products in the international shipping markets. Scorpio Tankers Inc. was incorporated in the Republic of the Marshall Islands on July 1, 2009.

Our owned fleet as of September 30, 2012 consisted of one LR2 product tanker, four LR1 product tankers, five MR product tankers, one Handymax tanker and one post-Panamax tanker engaged in seaborne transportation of crude oil and refined petroleum products in the international shipping markets. We had seven MR, one LR1, two LR2 and five Handymax product tankers under time charter-in agreements as of September 30, 2012. Additionally, we had contracted for five newbuilding MR tankers under construction at Hyundai Mipo Dockyard Co. Ltd. of South Korea (“HMD”) as of September 30, 2012.

Our vessels are commercially managed by Scorpio Commercial Management S.A.M. (“SCM”), which is controlled by the Lolli-Ghetti family, a related party, of which, Emanuele Lauro, our founder, Chairman and Chief Executive Officer is a member. SCM’s services include securing employment, in pools, in the spot market and on time charters.

Our vessels are technically managed by Scorpio Ship Management S.A.M. (“SSM”), which is also controlled by the Lolli-Ghetti family. SSM facilitates vessel support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services as necessary to operate the vessels such as drydocks and vetting/inspection under a technical management agreement.

Until March 13, 2012, we had an administrative services agreement with Liberty Holding Company (“Liberty”), which is owned by the Lolli-Ghetti family. On March 13, 2012, the agreement was assigned to Scorpio Services Holding Ltd or SSH, an entity also owned by the Lolli-Ghetti family. The administrative services provided under the agreement primarily include accounting, legal compliance, financial, information technology services, and the provision of administrative staff and office space, which are contracted to SCM. We pay our managers fees for these services and reimburse them for direct or indirect expenses that they incur in providing these services.

Basis of preparation

The unaudited condensed consolidated financial statements have been prepared in accordance with the going concern basis of accounting. As described in Note 9, we are subject to certain covenants on our credit facilities including EBITDA to net interest ratios. The continued weak freight markets and uncertainty surrounding current economic conditions make forecasting of freight rates difficult. Accordingly, our compliance with such financial covenants may also be impacted as there is the possibility that our actual trading performance during the coming year may be materially different from expectations. Under the terms of the credit facilities, the lenders can demand immediate repayment in the event that such covenants are breached.

Nevertheless, we believe we will have sufficient cash balances to meet our commitments (including but not limited to newbuilding installments, debt service obligations and charterhire commitments) for the next 12 months while complying with all the terms of our loan facilities (including financial covenants). We have available alternatives to raise sufficient financing (such as selling vessels, issuing equity, or issuing debt) if needed and have historically been successful in renegotiating new terms and extensions from our lenders. Accordingly, we continue to adopt the going concern basis in preparing our unaudited condensed consolidated financial statements.

Basis of accounting

The unaudited condensed consolidated financial statements have been presented in United States dollars (“USD” or “$”), which is the functional currency of Scorpio Tankers Inc. and all of its subsidiaries.

The unaudited condensed consolidated financial statements for the nine months ended September 30, 2012 and 2011 have been prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Statements, as issued by the International Accounting Standards Board using the same accounting policies as adopted in the preparation of the consolidated financial statements for the year ended December 31, 2011. During the nine months ended September 30, 2012, our revenue recognition policy with regards to voyage charter revenue was clarified to the policy indicated below. This unaudited consolidated interim financial report does not include all of the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards.

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated Financial Statements

For The Nine Months Ended September 30, 2012 and 2011

Significant accounting policies

Revenue recognition

Vessel revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for services provided in the normal course of business, net of discounts, and other sales-related or value added taxes.

Vessel revenue is comprised of time charter revenue, voyage revenue and pool revenue.

(1)	Time charter revenue is recognized as services are performed based on the daily rates specified in the time charter contract.

(2)	Voyage charter agreements are charter hires, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate. Revenue from voyage charter agreements is recognized as voyage revenue on a pro-rata basis over the duration of the voyage on a discharge to discharge basis. In the application of this policy, we do not begin recognizing revenue until (i) the amount of revenue can be measured reliably, (ii) it is probable that the economic benefits associated with the transaction will flow to the entity, (iii) the transactions stage of completion at the balance sheet date can be measured reliably and (iv) the costs incurred and the costs to complete the transaction can be measured reliably.

(3)	Pool revenue for each vessel is determined in accordance with the profit sharing terms specified within each pool agreement. In particular, the pool manager aggregates the revenues and expenses of all of the pool participates and distributes the net earnings to participate based on:

•	The pool points (vessel attributes such as cargo carrying capacity, fuel consumption, and construction characteristics are taken into consideration): and

•	The number of days the vessel participated in the pool for the period.

We recognize pool revenue on a monthly basis, when the vessel has participated in a pool during the period and the amount of pool revenue for the month can be estimated reliably. We receive estimated vessel earnings based on the known number of days the vessel has participated in the pool, the contract terms, and the estimated monthly pool revenue. On a quarterly basis, we receive a report from the pool which identifies the number of days the vessel participated in the pool, the total pool points for the period, the total pool revenue for the period, and the calculated share of pool revenue for the vessel. We review the quarterly report for consistency with each vessel’s pool agreement and vessel management records. The estimated pool revenue is reconciled quarterly, coinciding with our external reporting periods, to the actual pool revenue earned, per the pool report. Consequently, in our financial statements, reported revenues represent actual pooled revenues. While differences do arise in the performance of these quarterly reconciliations, such differences are not material to total reported revenues.

Voyage expenses

Voyage expenses, which primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions paid by us under voyage charters are expensed ratably over the estimated length of each voyage, which can be allocated between reporting periods based on the timing of the voyage. The impact of recognizing voyage expenses ratably over the length of each voyage is not materially different on a quarterly and annual basis from a method of recognizing such costs as incurred. Consistent with our revenue recognition for voyage charters, voyage expenses are calculated on a discharge-to-discharge basis.

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated Financial Statements

For The Nine Months Ended September 30, 2012 and 2011

Standards and Interpretations in issue not yet adopted

At the date of authorization of these unaudited condensed consolidated financial statements, the following Standards and Interpretations which have not been applied in these unaudited condensed consolidated financial statements were in issue but not yet effective:

IFRS 7	Financial Instruments: Disclosures
Amendments to IFRS 7 (Oct 2010)	Disclosures – Transfers of Financial Assets
IFRS 9	Financial Instruments
IFRS 10	Consolidated Financial Statements
IFRS 11	Joint Arrangements
IFRS 12	Disclosure of Interests in Other Entities
IFRS 13	Fair Value Measurement
IFRIC 19	Extinguishing Financial Liabilities with Equity Instruments
IAS 27 (revised May 2011)	Separate Financial Statements
IAS 32	Financial Instruments: Presentation
Amendment to IAS 32 (Oct. 2009)	Classification of Rights Issues

We do not expect that the adoption of these Standards and Interpretations in future periods will have a material impact on our financial statements.

2.	Vessels

Operating vessels and drydock

	Vessels	Drydock	Total
Cost
As of January 1, 2012	$450,658,073	$7,137,320	$457,795,393
Additions	191,627,082	3,848,579	195,475,661
Disposals	(142,374,800)	(2,023,098)	(144,397,898)

As of September 30, 2012	499,910,355	8,962,801	508,873,156

Accumulated depreciation and impairment
As of January 1, 2012	(132,018,597)	(3,319,043)	(135,337,640)
Charge for the period	(8,773,892)	(1,439,114)	(10,213,006)
Disposals	32,038,844	1,098,354	33,137,198

As of September 30, 2012	(108,753,645)	(3,659,803)	(112,413,448)

Net Book Value

As of September 30, 2012	$391,156,710	$5,302,998	$396,459,708

As of December 31, 2011	$318,639,476	$3,818,279	$322,457,755

Newbuilding vessel deliveries

During the third quarter of 2012, we took delivery of the first five vessels under our Newbuilding program, STI Amber in July, STI Topaz in August and STI Ruby, STI Garnet and STI Onyx in September 2012. As a result of these deliveries, we transferred $195.3 million of the $195.5 million of total additions from Vessels under construction to Vessels and drydock (the difference of $0.2 million was recorded directly into Vessels and drydock). A rollforward of Vessels under construction is set forth below.

Vessels under construction

On December 21, 2011, we signed a contract with Hyundai Mipo Dockyard (“HMD”) to construct our sixth MR product tanker newbuilding for $36.4 million. The sixth newbuilding vessel is scheduled to be delivered in January 2013.

On February 17, 2012, we signed a contract with HMD to construct our seventh MR product tanker newbuilding for $36.0 million. The seventh newbuilding is scheduled to be delivered in March 2013.

On March 26, 2012, we signed a contract with HMD to construct our eighth MR product tanker newbuilding for $36.0 million. The eighth newbuilding is scheduled to be delivered in April 2013.

On August 15, 2012, we signed a contract with HMD to construct the ninth and tenth newbuilding MR product tankers for $34.0 million for each. These vessels are expected to be delivered in January 2014.

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated Financial Statements

For The Nine Months Ended September 30, 2012 and 2011

A rollforward of the activity within this account is as follows:

Balance as of January 1, 2011	$—
Installment payments and other capitalized expenses	59,759,646
Capitalized interest	573,224
Transferred to Vessels and drydock	—

Balance as of December 31, 2011	$60,332,870

Installment payments and other capitalized expenses	164,615,239
Capitalized interest	2,833,984
Transferred to Vessels and drydock	(195,318,083)

Balance as of September 30, 2012	$32,464,010

The following table is a timeline of future expected payment dates and estimated amounts as of September 30, 2012*:

Q4 2012	$10.7 million	**
Q1 2013	57.1 million
Q2 2013	22.0 million
Q3 2013	6.6 million
Q4 2013	6.6 million
Q1 2014	42.4 million

Total	$145.4 million

*	These are estimates only and are subject to change as construction progresses.
**	$7.2 million of the $10.7 million has been paid as of the date of this report.

Capitalized interest

In accordance with IAS 23 “Borrowing Costs”, applicable interest costs are capitalized during the period that vessels are under construction. As of September 30, 2012, we had capitalized $3.4 million of interest expense attributable to the ten newbuilding vessels under construction, of which, $2.8 million was capitalized in the nine months ended September 30, 2012. We ceased capitalizing interest on the first five Newbuilding vessels that were delivered during the nine months ended September 30, 2012 when the vessels reached the location and condition necessary to operate in the manner intended by management. The interest capitalized was calculated by applying a rate of 4.0% to expenditure on such assets.

Loss from sale of vessels

In March, April and May 2012, we sold three of our Handymax vessels, STI Conqueror for $21.0 million, STI Gladiator for $16.2 million, and STI Matador for $16.2 million. As part of these sales, we recorded a $4.5 million loss from disposal. Additionally, the availability of our 2010 Revolving Credit Facility decreased by $31.0 million as a consequence of these disposals.

In August and September 2012, we sold STI Diamond and STI Coral for $25.25 million each. As part of these sales, we recorded a $5.9 million total loss from disposal. See Note 9 for the impact on our 2011 Credit Facility resulting from these sales.

Impairment test

At each balance sheet date, we review the carrying amounts of vessels and related drydock costs to determine if there is any indication that those vessels and related drydock costs have suffered an impairment loss. If such indication exists, the recoverable amount of the vessels and related drydock costs is estimated in order to determine the extent of the impairment loss (if any). Recoverable amount is the higher of fair value less costs to sell and value in use. As part of this evaluation, we consider certain indicators of potential impairment, such as market conditions including forecast time charter rates and values for second hand product tankers, discounted projected vessel operating cash flows and the Company’s overall business plans.

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated Financial Statements

For The Nine Months Ended September 30, 2012 and 2011

Since there were indications of an impairment at September 30, 2012 due to declines in the market values for second hand product tankers, we performed a value in use calculation where we estimated each vessel’s future cash flows. These cash flows were then discounted to their present value, using a discount rate based on our current borrowing rates adjusted for certain credit risks.

The value in use calculations for all vessels was greater than the carrying amounts of vessels and related drydock costs and accordingly, no impairment was recorded. In performing the value in use calculation, we assumed a discount rate of 8.04% and freight rates were based on forecast one and three year time charter rates for the first three years, adjusted for a measure of inflation in each year thereafter. The calculation of value in use is sensitive to changes in the key assumptions made above.

3.	Related party transactions

Transactions with entities controlled by the Lolli-Ghetti family (herein referred to as related party affiliates) in the unaudited condensed consolidated profit or loss statement and balance sheet are as follows:

	For the nine months ended September 30,
	2012	2011
Pool revenue(A)
Scorpio Panamax Tanker Pool Limited	20,027,212	17,983,229
Scorpio Handymax Tanker Pool Limited	24,009,771	23,559,926
Scorpio LR2 Pool Limited	4,029,248	2,796,265
Scorpio Aframax Tanker Pool Limited	—	170,224
Scorpio MR Pool Limited	2,036,688	—
Time charter revenue(B)
King Dustin	—	6,522,750
Vessel operating costs(C)	(1,680,505)	(1,602,870)
Commissions(D)	(490,481)	(194,237)
General and administrative expenses(E)	(1,396,316)	(1,375,778)

(A)	These transactions relate to revenue earned in the Scorpio Panamax Tanker Pool Limited, Scorpio LR2 Tanker Pool Limited, Scorpio Aframax Pool Limited, Scorpio Handymax Tanker Pool Limited and Scorpio MR Pool Limited (together the Pools). The Pools are related party affiliates.
(B)	The revenue earned in 2011 was for Noemi’s time charter with King Dustin, which expired in December 2011. King Dustin was 50% controlled by a related party affiliate.
(C)	These transactions represent technical management fees charged by SSM, a related party affiliate, and included in the vessel operating costs in the unaudited condensed consolidated statements of profit or loss. We believe our technical management fees for the nine months ended September 30, 2012 were at market rates because they were the same rates charged to other vessels managed by SSM. Each vessel pays $548 per day for technical management, which is, as noted, consistent with that charged to third parties by SSM.
(D)	These transactions represent the expense due to SCM for commissions related to the commercial management services provided by SCM under the Commercial Management Agreement (see description below). Each of the vessels pays a commission of 1.25% of their revenue when not in the Pools. When our vessels are in the Pools, SCM, the pool manager, charges all vessels in the Pools (including third party participants) a commission of 1.25% of their revenue and $250 per day for Panamax/LR1 and LR2 vessels and $300 per day for Handymax and MR vessels. We believe that the commercial management agreement represents a market rate for such services.
(E)	We pay our administrator a fixed monthly fee calculated at cost with no profit for providing us with administrative services, and reimburse it for the reasonable direct or indirect expenses it incurs in providing us with such services. The administrative fee includes services provided to us for accounting, administrative services, information technology and management.

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated Financial Statements

For The Nine Months Ended September 30, 2012 and 2011

Our Commercial Management Agreement with SCM includes a daily flat fee charged payable to SCM for the vessels that are not in one of the pools managed by SCM. The flat fee is $250 per day for Panamaxes/LR1 and LR2 vessels and $300 per day for Handymax and MR vessels. The flat fee is the same rate charged by SCM for vessels in the pools managed by SCM.

The expense for the nine months ended September 30, 2012 and 2011 of $1.4 million and $1.4 million, respectively, included the flat fee of $0.5 million and $0.2 million, respectively charged by SCM and administrative fees of $0.9 million and $1.2 million respectively, charged by our administrator. Both are included in general and administrative expenses in the unaudited condensed consolidated statements of profit or loss.

We had the following balances with related parties, which have been included in the unaudited condensed consolidated balance sheets:

	As of,
	September 30, 2012	December 31, 2011
Assets:
Accounts receivable (due from the Pools)	$22,719,768	$18,102,105
Accounts receivable (SSH)	124,409	—
Liabilities:
Accounts payable (owed to the Pools)	37,632	50,120
Accounts payable (SSM)	53,006	8,191
Accounts payable (SCM)	75,976	51,994
Accounts payable (SSH)	374,055	—

In 2011, we entered into an agreement to reimburse costs to SSM as part of its supervision agreement for its newbuilding vessels. Approximately, $0.1 million have been charged under this agreement in the nine months ended September 30, 2012 and no amounts were charged during the nine months ended September 30, 2011.

The administrative services agreement includes a fee for arranging vessel purchases and sales, on our behalf, equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. The fees for vessel purchases are capitalized as part of the carrying value of the related vessel, while those relating to vessel sales are included in the gain or loss from disposal. For the nine months ended September 30, 2012, we paid SSH an aggregate fee of $2.4 million, which consisted of $0.5 million on sales of STI Conqueror, STI Gladiator, and STI Matador and $1.9 million on the purchase and delivery of the first five Newbuilding vessels. For the nine months ended September 30, 2011, we paid Liberty an aggregate fee of $0.7 million for the purchase of STI Coral and STI Diamond.

Key management remuneration

The table below shows key management remuneration for the nine months ended September 30, 2012 and 2011:

	For the nine months ended September 30,
	2012	2011
Short-term employee benefits (salaries)	$2,124,466	$2,125,460
Share-based compensation(A)	2,506,524	2,402,140

Total	$4,630,990	$4,527,600

(A)	Represents the amortization of restricted stock issued under our equity incentive plans in June 2010, January 2011, and January 2012. See note 7.

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated Financial Statements

For The Nine Months Ended September 30, 2012 and 2011

There are no post-employment benefits.

4.	Vessel revenue

During the nine months ended September 30, 2012, no vessels earned revenue through time charter contracts and during the nine months ended September 30, 2011 we had two vessels that earned revenue through time charter contracts. The remaining revenue was generated from vessels operating in pools or in the spot market.

Revenue Sources

	For the Nine Months Ended September 30,
	2012	2011
Time charter revenue	$—	$7,642,109
Pool revenue	50,102,919	44,509,644
Voyage revenue	33,914,369	7,316,253

	$84,017,287	$59,468,005

Seasonality

The tanker market is typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance. In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months. As a result revenue generated by our vessels have historically been weaker during April – September and stronger during October – March.

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated Financial Statements

For The Nine Months Ended September 30, 2012 and 2011

5.	Segment reporting

Information about our reportable segments for the nine months ended September 30, 2012 and 2011 is as a follows:

For the nine months ended September 30, 2012

	Panamax/LR1	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total

Vessel revenue	$20,770,920	$27,984,665	$4,029,248	$31,232,454	$84,017,287	$—	$84,017,287

Vessel operating costs	(10,667,281)	(4,426,305)	(2,372,602)	(4,692,222)	(22,158,410)	—	(22,158,410)

Voyage expenses	(499,156)	(2,505,388)	—	(15,534,344)	(18,538,888)	—	(18,538,888)

Charterhire	(268,885)	(17,490,907)	(1,286,527)	(10,432,904)	(29,479,223)	—	(29,479,223)

Depreciation	(5,539,428)	(1,390,184)	(1,133,441)	(2,149,955)	(10,213,008)	—	(10,213,008)

Loss from sale of vessels	—	(4,524,771)	—	(5,878,753)	(10,403,524)	—	(10,403,524)

General and administrative expenses	(358,757)	(257,203)	(71,654)	(287,608)	(975,222)	(7,579,299)	(8,554,521)

Financial expenses	—	—	(851,844)	—	(851,844)	(5,731,084)	(6,582,928)
Earnings from profit or loss sharing agreements	285,773	—	—	—	285,773	—	285,773
Unrealized gain on derivative financial instruments	38,224	—	—	—	38,224	—	38,224

Financial income	250	—	—	2,090	2,340	3,334	5,674

Other expenses, net	(150)	—	(8,152)	(37,538)	(45,840)	(26,664)	(72,504)

Segment profit or loss	$3,761,510	$(2,610,093)	$(1,694,972)	$(7,778,780)	$(8,322,335)	$(13,333,714)	$(21,656,048)

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated Financial Statements

For The Nine Months Ended September 30, 2012 and 2011

For the nine months ended September 30, 2011

	Panamax/LR1	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total

Vessel revenue	$24,505,980	$23,559,925	$4,085,847	$7,316,253	$59,468,005	$—	$59,468,005

Vessel operating costs	(10,842,992)	(8,518,492)	(1,929,071)	(2,042,185)	(23,332,740)	1,865	(23,330,876)

Voyage expenses	(13,383)	(25,761)	—	(4,106,613)	(4,145,757)	(1,865)	(4,147,621)

Charterhire	(3,733,787)	(11,802,472)	—	—	(15,536,259)	—	(15,536,259)

Depreciation	(6,914,151)	(3,732,694)	(1,550,249)	(1,237,382)	(13,434,476)	—	(13,434,476)
General and administrative expenses	(531,213)	(580,044)	(95,012)	(197,884)	(1,404,153)	(7,207,908)	(8,612,061)

Financial expenses	—	—	(536,457)	—	(536,457)	(4,823,990)	(5,360,447)

Financial income	295	—	—	—	295	49,547	49,842

Other expenses, net	2,944	—	(131,849)	—	(128,905)	(8,223)	(137,128)

Segment profit or loss	$2,473,693	$(1,099,538)	$(156,791)	$(267,811)	$949,552	$(11,990,574)	$(11,041,021)

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated Financial Statements

For The Nine Months Ended September 30, 2012 and 2011

6.	Charterhire

On March 17, 2012, we took delivery of the MR product tanker, Pacific Duchess. The vessel was chartered-in for one year at $13,800 per day, and the agreement includes an option for us to extend the charter for an additional year at $14,800 per day.

On May 17, 2012, we took delivery of the MR product tanker, Targale. The vessel was chartered in for two years at $14,500 per day, and the agreement includes options for us to extend the charter for up to three consecutive one year periods at $14,850 per day, $15,200 per day and $16,200 per day, respectively.

On May 17, 2012, we took delivery of the MR product tanker, STX Ace6. The vessel was chartered-in for two years at $14,150 per day, and the agreement includes an option for us to extend the charter for an additional year at $15,150 per day.

On April 26, 2012, we took delivery of the MR product tanker, Freja Lupus. The vessel was chartered-in for two years at $14,760 per day and the agreement includes an option for us to extend the charter for an additional year at $16,000 per day.

In June 2012, we signed new time charter-in agreements for Krisjanis Valdemars and Kraslava to begin in June and July 2012, respectively. The new agreements are for 12 months at $12,000 per day and $12,070 per day, respectively. Both agreements contain options for us to extend the charter for an additional 12 months at an additional $1,000 per day. The new Krisjanis Valdemars agreement includes a profit and loss sharing provision whereby 50% of all profits and losses (the difference between the vessel’s pool earnings and the charterhire expense) will be shared with the owner of the vessel.

The agreements for the chartered-in vessels, Khawr Aladid and Kazdanga ended on April 25, 2012 and June 27, 2012, respectively, and these vessels were redelivered to the owners.

On July 6, 2012, we took the delivery of the MR product tanker, Endeavour. The agreement is for a period of six months at an average rate of $11,525 per day. We have options to extend the charter following its expiration for two consecutive six month periods at $13,750 per day and $14,800 per day, respectively.

On August 13, 2012, we took the delivery of the MR product tanker, Valle Bianca, on a six month time charter-in agreement at $12,000 per day. The agreement includes an option for us to extend the charter for an additional six months at $13,000 per day.

In September 2012, we agreed to charter-in a newbuilding MR product tanker, Gan-trust for three years. This vessel is a sister ship of our Newbuilding vessels and is currently under construction at HMD. Delivery from the yard is expected in January 2013 and, upon delivery, it will be chartered-in at $15,750 per day in year one, $16,250 per day in year two and $16,750 per day in year three. We have options to extend the charter for two consecutive one year periods at $17,500 per day and $18,000 per day.

On September 9, 2012, we took delivery of the LR1, FPMC P Eagle. The vessel was chartered-in for one year at $12,800 per day. The agreement includes an option for us to extend the charter for two consecutive one year periods at $13,400 and $14,400, respectively. Additionally, we have entered into a profit or loss sharing arrangement whereby 50% of the profits or losses above or below the charterhire rate will be shared with an unrelated third party. This arrangement is being accounted for as a derivative through profit or loss. See note 10, for further details.

In September 2012, we entered into time charter-in agreements for two LR2 tankers, FPMC P Hero and FPMC P Ideal which are expected to be delivered during the first half of 2013. The vessels will be chartered-in for six months at $14,750 per day. We have options to extend the charters for up to three consecutive six months periods at $15,000 per day, $15,250 per day and $15,500 per day, respectively.

The undiscounted remaining future minimum lease payments under these arrangements as of September 30, 2012 are $74.8 million. The obligations under these agreements will be repaid as follows:

	As of September 30,
	2012	2011
Less than 1 year	$51,642,380	$17,521,940
1-5 years	23,172,180	7,671,750
5+ years	—	—

	$74,814,560	$25,193,690

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated Financial Statements

For The Nine Months Ended September 30, 2012 and 2011

The total expense recognized under charter hire agreements during the nine months ended September 30, 2012 and 2011 was $29.5 million and $15.5 million, respectively.

7.	Common shares

Restricted stock issuance

On January 31, 2012, we issued 281,000 shares of restricted stock to employees for no cash consideration. The share price at the date of issue was $5.65 per share. The vesting schedule of the restricted stock is (i) one-third of the shares vest on January 31, 2013, (ii) one-third of the shares vest on January 31, 2014, and (iii) one-third of the shares vest on January 31, 2015. Compensation expense will be recognized ratably over the vesting periods for each tranche using the straight-line method.

On January 31, 2012, we issued 9,000 shares of restricted stock to our independent directors for no cash consideration. The share price at the date of issue was $5.65 per share. These shares vest on January 31, 2013.

Assuming that all the restricted stock will vest, the stock compensation expense in future periods, including that related to restricted stock issued in prior periods will be:

	Employees	Directors	Total
September 30, 2012 through December 31, 2012	879,157	12,713	891,870
For the year ending December 31, 2013	1,982,170	4,238	1,986,407
For the year ending December 31, 2014	786,881	—	786,881
For the year ending December 31, 2015	121,630	—	121,630

	$3,769,838	$16,951	$3,786,788

Stock buyback plan

On July 9, 2010, the board of directors authorized a share buyback program of $20.0 million. We repurchase these shares in the open market at the time and prices that we consider to be appropriate. On June 15, 2012, we repurchased 365,000 shares at a price of $5.48 per share including commission and in the third quarter 2012, we repurchased 82,322 shares at an average price of $5.34 per share including commission. As of September 30, 2012 and December 31, 2011, 1,170,987 and 723,665 shares, respectively have been purchased under the plan at an average price of $6.7793 and $7.5981, respectively, per share including commissions. As of September 30, 2012, the remaining stock buyback authorization was $12.1 million.

Registered direct placement of common shares

On April 18, 2012, we closed on the sale of 4,000,000 shares of its common stock in a registered direct placement of common shares at an offering price of $6.75 per share, and we received net proceeds of approximately $25.9 million, after deducting the placement agents’ discounts and offering expenses.

8.	Loss per share

The calculation of both basic and diluted loss/earnings per share is based on net loss/income attributable to equity holders of the parent and weighted average outstanding shares of:

	For the nine months ended September 30,
	2012	2011
Net loss attributable to equity holders of the parent	$(21,656,048)	$(11,041,021)
Basic and diluted weighted average number of shares	39,842,806	27,455,123
Effect of dilutive potential basic shares:
Restricted stock	—	—
Diluted weighted average number of shares	39,842,806	27,455,123

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated Financial Statements

For The Nine Months Ended September 30, 2012 and 2011

We incurred a loss in the nine months ended September 30, 2012 and 2011. As a result, the inclusion of restricted shares in the diluted loss per share calculation would have an antidilutive effect on the loss per share for the period. Therefore, all restricted shares (1,036,792 and 849,458 shares for the nine months ended September 30, 2012 and 2011, respectively) have been excluded from the diluted loss per share calculation for these periods.

9.	Bank loans

The following is a breakdown of the current and non-current portion of our bank loans outstanding at September 30, 2012 and December 31, 2011.

	As of
	September 30, 2012	December 31, 2011
Current portion(A)	$8,325,990	$2,888,723
Non-current portion(A)	187,004,371	142,678,788

	$195,330,361	$145,567,511

(A)	The current portion and non-current portion at September 30, 2012 were net of unamortized deferred financing fees of $0.2 million and $3.5 million, respectively. The current portion and non-current portion at December 31, 2011 were net of unamortized deferred financing fees of $1.4 million and $3.9 million, respectively.

2010 Revolving Credit Facility

In February 2012, we drew down $16.0 million under the 2010 Revolving Credit Facility and in March 2012 we made a payment of $14.0 million into the 2010 Revolving Credit Facility. We made additional payments of $16.0 million and $26.0 million in April and May 2012, respectively and in August 2012, we drew down an additional $16.2 million. The outstanding balance at September 30, 2012 and December 31, 2011 was $67.2 million and $91.0 million, respectively. There was $20.5 million available to be drawn at September 30, 2012, and we were in compliance with the financial covenants relating to this facility.

2011 Credit facility

On July 20, 2012, we extended the availability period of the 2011 Credit Facility until January 31, 2014. The availability period was previously scheduled to expire in May 2013. There is currently $115.0 million available for borrowing under this facility, which can be used to finance up to 50% of future vessel acquisitions. Due to the amendment, we wrote-off $3.0 million in deferred financing fees within financial expenses, which includes all loan fees from May 2011.

In August and September 2012, we sold STI Diamond and STI Coral for $25.25 million each. A portion of the proceeds from the sales was used to repay $16.1 million of debt outstanding on the 2011 Credit Facility relating to STI Coral. This repayment did not affect the availability under the facility as amounts drawn cannot be re-borrowed. In addition, the fifth newbuilding vessel, STI Onyx was substituted as collateral under the 2011 Credit Facility on the outstanding borrowing relating to STI Diamond.

The outstanding balance at September 30, 2012 and December 31, 2011 was $15.8 million and $33.6 million, respectively. We were in compliance with the financial covenants relating to this facility as of September 30, 2012.

STI Spirit Credit Facility

The credit facility with DVB Bank SE requires that the charter-free market value of the STI Spirit shall be no less than 140% of the then outstanding loan balance. In order to stay in compliance with this covenant, we made a prepayment of $0.8 million in June 2012, which is being applied to the following three quarterly installments; therefore no principal payment was made in September 2012. This prepayment was in addition to the scheduled installment of $0.4 million that was also made in June 2012. The outstanding balance at September 30, 2012 and December 31, 2011 was $24.6 million and $26.2 million, respectively. We were in compliance with the financial covenants relating to this facility as of September 30, 2012.

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated Financial Statements

For The Nine Months Ended September 30, 2012 and 2011

Newbuilding Credit Facility

During the nine months ended September 30, 2012, we drew down an aggregate of $92.0 million from the Newbuilding Credit Facility with Credit Agricole Corporate and Investment Bank and Skandinaviska Enskilda Banken AB to partially finance the deliveries of STI Amber, STI Topaz, STI Ruby and STI Garnet ($23.0 million per vessel). This facility is now fully drawn and there is currently $91.3 million outstanding under this facility as of September 30, 2012, which reflects a principal payment of $0.7 million made in September 2012. We had no borrowings outstanding at December 31, 2011, and we were in compliance with the financial covenants relating to this facility as of September 30, 2012.

10.	Derivative financial instruments

Interest rate swaps

In August 2011, we entered into six interest rate swap agreements to manage interest costs and the risk associated with changing interest rates on our 2011 and 2010 Credit Facilities with three different banks. In conjunction with the sales of STI Coral and STI Diamond, we reduced the notional amount on the interest rate swaps relating to the 2011 Credit Facility to $15.0 million from $24.0 million in aggregate. As a result of the reduction, we recognized a realized loss of $0.2 million which was recorded as a component of the loss from sale of STI Coral, which was reclassified out of Other Comprehensive Loss.

Profit or loss sharing agreements

In July 2012, we entered into a profit or loss sharing arrangement on the earnings of an LR1 vessel that is not owned or operated by us. The agreement stipulates that 50% of the profits and losses will be shared with the counterparty. The counterparty to this agreement is currently time chartering-in this vessel for a period of six months at $12,750 per day.

On September 9 2012, we took delivery of an LR1, FPMC P Eagle, on a time charter-in arrangement for one year at $12,800 per day. We also entered into a profit or loss sharing arrangement whereby 50% of the profits and losses relating to this vessel above or below the charterhire rate will be shared with an unrelated third party.

Both of these agreements are being treated as derivatives, recorded at fair value with any resultant gain or loss recognized in the statement of profit or loss. Changes in fair value are recorded as unrealized gains and losses on derivative financial instruments and actual earnings are recorded as earnings from profit or loss sharing agreements, within the statement of profit or loss. The fair value of these instruments is determined by comparing published time charter rates to the charterhire rate and discounting those cash flows to their estimated present value.

The following table summarizes the fair value of our derivative financial instruments as of September 30, 2012, which is included in the unaudited condensed consolidated balance sheet:

	September 30, 2012	December 31, 2011
Assets
Prepaid expenses and other current assets (profit and loss agreements)	$53,467	$—

Liabilities
Derivative financial instruments (profit and loss agreements)	(15,243)	—
Derivative financial instruments (interest rate swap - current)	(677,182)	(236,987)
Derivative financial instruments (interest rate swap - non-current)	(913,921)	(463,587)

Total liabilities	$(1,606,346)	$(700,574)

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated Financial Statements

For The Nine Months Ended September 30, 2012 and 2011

The following has been recorded as realized and unrealized gains or losses on our derivative financial instruments:

	Fair value adjustments
	Statement of profit or loss
	Realized gain/ (loss)		Unrealized gain/ (loss)	Recognized in equity
Profit and loss agreements	$—		$38,224	$—

Interest rate swap	(228,988	)(A)	—	(890,529)

Total Nine Months ended September 30, 2012	$(228,988)		$38,224	$(890,529)

Profit and loss agreements	$—		$—	$—

Interest rate swap	—		—	(637,667)

Total Nine Months ended September 30, 2011	$—		$—	$(637,667)

(A)	The realized loss on our interest rate swap was recorded as a component of the loss from sale of vessels on the unaudited condensed consolidated statements of profit or loss.

11.	Accounts receivable

Accounts receivable primarily represent amounts due from customers, including amounts owed to us from the Pools (see Note 3). The increase from December 31, 2011 primarily relates to an increase in revenue which is driven by an increase in the average number of owned and time chartered-in vessels during the nine months ended September 30, 2012. As such, amounts due from the Pools and from other customers (for vessels operating in the spot market) increased at September 30, 2012.

12.	Accounts payable

Accounts payable primarily represent amounts due to creditors, including those owed to the Pools (see Note 3). The decrease from December 31, 2011 primarily relates to an installment payment of $9.2 million on the newbuilding vessels that was accrued at December 31, 2011. This decrease was offset by increased payables for vessel related expenses due to the timing of the payments.

13.	Other assets

Other assets primarily represent working capital receivables due from the Scorpio Handymax Tanker Pool (“SHTP”) along with upfront loan fees. The decrease in this account from December 31, 2011 to September 30, 2012 was driven by (i) the reclassification of upfront loan fees relating to the Newbuilding Credit Facility to deferred financing fees (netted with Bank Loans) as this loan was drawn down during the nine months ended September 30, 2012, (ii) the reclassification of working capital receivables to Accounts Receivable relating to time chartered-in vessels whose agreements are scheduled to expire within one year and (iii) the reduction of working capital receivables due from SHTP relating to the Handymax vessels that were sold during the nine months ended September 30, 2012.

14.	Subsequent events

In November 2012, we entered into time charter-in agreements for two LR1 tankers, SN Federica and Hellespont Promise and a LR2 tanker, Fair Seas. SN Federica will be chartered-in for two years at $11,250 per day. We have an option to extend the charter for an additional year at $12,500 per day. Additionally, we have entered into a profit sharing arrangement whereby 50% of the profits above the charterhire rate will be shared with the owner of the vessel. Hellespont Promise will be chartered-in for one

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated Financial Statements

For The Nine Months Ended September 30, 2012 and 2011

year period at $12,500 per day. We have an option to extend the charter for an additional six months at $14,250 per day. Fair Seas will be chartered-in for a six month period at $16,000 per day. We have an option to extend the charter for three consecutive six month periods at $16,250 per day, $16,500 per day and $16,750 per day. All three vessels are expected to be delivered in January 2013.

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated Financial Statements

For The Nine Months Ended September 30, 2012 and 2011

SCORPIO TANKERS INC.